SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(Free translation into English from original issued in Portuguese)

Individual and consolidated

Interim Financial Information for the quarter ended September 30, 2018

GOL Linhas Aéreas Inteligentes S.A.

September 30, 2018

with report on the review of quarterly information

Gol Linhas Aéreas Inteligentes S.A.

Individual and consolidated interim financial information

September 30, 2018

Contents

Management report	01
Comments on business projection trends	08
Report of the Statutory Audit Committee (CAE)	09
Statement of Executive officers on the interim financial information	10
Statement of Executive officers on the independent auditors' review report on the quarterly information	11
Report on the review of quarterly information	12

Statements of financial position	14
Statements of operations	16
Statements of comprehensive income	18
Statements of changes in equity	19
Statements of cash flows	21
Statements of value added	23
Notes to the interim financial information	24

Management report

Our team was successful in their efforts to produce solid results this third quarter. The traditional July high season was impacted by the accelerated appreciation of the US Dollar against the Real, higher jet fuel prices and a booking curve impacted by the hangover from the nationwide trucking strike that occurred in May. However, despite this adverse scenario, we remain focused on delivering the best flight experience to our clients with a differentiated, high quality product through new, modern aircraft that connect our main markets with the most convenient schedules and frequencies, while relentlessly focusing on cost efficiency.

Through dynamic yield management and flexible capacity management, shifting aircraft from our international to our domestic network, GOL was able to maximize results, as the strong dollar increased the demand for domestic flights. GOL’s response was possible due to our unique and standardized fleet of 737 aircraft.

In August, GOL received its second 737 MAX 8 aircraft, which has better fuel efficiency and range of up to 6,500 km. Our new Boeing 737 MAX 8 aircraft, with next-gen technology, will offer customers all the convenience and comfort of GOL's flights, including in-flight internet and entertainment, eco-leather seats with ample leg room, and free on-board drinks and meals.

In September, GOL announced the expansion of international destinations, with four nonstop flights per week to Cancun Mexico, from its Brasilia hub. The initiation of flights to GOL’s new destination in Mexico is scheduled for June 2019. These flights will be operated with new Boeing 737 MAX 8 aircraft that allow GOL to offer nonstop flights from Brazil to any destination in Latin America.

On November 4, GOL will start operating nonstop flights from Brasilia and Fortaleza to the international airports of Miami and Orlando. At approximately 6,079 kilometers, the Brasilia to Orlando flight will be the world’s longest regular flight ever made with a 737. In December 2018, GOL will begin operating nonstop flights to Quito, Ecuador, with three weekly nonstop flights from Guarulhos International Airport to Mariscal Sucre International Airport. We will be the only airline operating between Brazil and Ecuador with no stops or connections.

GOL remains the lowest-cost airline in South America for the 17th consecutive year. With simplified and standardized fleet and the lean and productive operations GOL has a significant and sustainable competitive advantage over its peers. We remain committed to reduce our cost of debt and improve our liquidity and leverage profile. On September 30, 2018, the net debt (ex-perpetual bonds) to EBITDA LTM ratio was of 3.2x, and the total liquidity was of R$3.0 billion.

In October, GOL successfully concluded a liability management and refinancing exercise on debentures issued by its wholly-owned subsidiary, Gol Linhas Aéreas S.A. (”GLA”), fully-amortizing the total amount of R$1.0 billion and issuing a new single series of non-convertible and unsecured debentures in the amount of R$887.5 million, resulting in a net indebtedness reduction of R$137.5 million. The new debentures were issued at a yield of 120.0% of the Brazilian CDI interbank rate (approximately 7.68% in BRL; this represents a substantial reduction compared to the retired debt, whose cost was of 132.0% of the Brazilian CDI) with quarterly interest payments of approximately R$17.0 million and semi-annually principal payments of approximately R$148.0 million (final payment to be made on September 28, 2021). This transaction is additional deleveraging of GOL’s balance sheet and better matches GLA’s operating cash flow generation with the amortization of its liabilities. The issuance reduced the Company's cost of debt and improved its credit metrics.

Also in October, the Company announced its intention to effect a corporate reorganization, including the merger of Smiles. The Reorganization seeks to ensure the long-term competitiveness of the Group, aligning the interests of all stakeholders, reinforcing capital structure, simplifying corporate governance, reducing operating, administrative and financing costs and expenses, and increasing the market liquidity for shareholders.

Operating and Financial Indicators

Traffic data – GOL (in millions)	3Q18	3Q17	% Var.	9M18	9M17	% Var.
RPK GOL – Total	9,853	9,638	2.2%	28,180	27,334	3.1%
RPK GOL – Domestic	8,923	8,559	4.3%	25,229	24,367	3.5%
RPK GOL – International	930	1,079	-13.8%	2,951	2,967	-0.5%
ASK GOL – Total	12,458	12,015	3.7%	35,552	34,481	3.1%
ASK GOL – Domestic	11,128	10,582	5.2%	31,527	30,596	3.0%
ASK GOL – International	1,330	1,433	-7.2%	4,025	3,885	3.6%
GOL Load Factor – Total	79.1%	80.2%	-1.1 p.p	79.3%	79.3%	0.0 p.p
GOL Load Factor – Domestic	80.2%	80.9%	-0.7 p.p	80.0%	79.6%	0.4 p.p
GOL Load Factor – International	70.0%	75.3%	-5.3 p.p	73.3%	76.4%	-3.1 p.p
Operating data	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Average Fare (R$)	312	299	4.2%	311	288	8.1%
Revenue Passengers - Pax on board ('000)	8,677	8,303	4.5%	24,520	23,774	3.1%
Aircraft Utilization (block hours/day)	11.8	12.3	-3.6%	11.9	12.0	-0.7%
Departures	63,918	63,761	0.2%	186,609	185,744	0.5%
Total Seats (‘000)	11,177	10,667	4.8%	31,889	31,081	2.6%
Average Stage Length (km)	1,089	1,106	-1.5%	1,094	1,090	0.3%
Fuel Consumption (mm liters)	359	351	2.1%	1,038	1,015	2.3%
Full-time Employees (at period end)	15,115	15,277	-1.1%	15,115	15,277	-1.1%
Average Operating Fleet[5]	111	109	1.7%	110	109	1.6%
On-time Departures	92.1%	95.6%	-3.5 p.p	93.2%	95.4%	-2.2 p.p
Flight Completion	98.6%	98.3%	0.3 p.p	98.5%	98.4%	0.1 p.p
Passenger Complaints (per 1000 pax)	1.59	1.38	15.1%	1.91	1.39	38.0%
Lost Baggage (per 1000 pax)	2.01	1.93	3.8%	1.97	2.02	-2.5%
Financial data	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Net YIELD (R$ cents)	27.44	25.76	6.5%	27.14	25.09	8.2%
Net PRASK (R$ cents)	21.70	20.66	5.0%	21.51	19.89	8.2%
Net RASK (R$ cents)	23.22	22.23	4.5%	23.09	21.52	7.3%
CASK (R$ cents)	21.77	19.52	11.5%	21.05	19.78	6.4%
CASK ex-fuel (R$ cents)	13.24	13.70	-3.4%	13.34	13.79	-3.2%
CASK ex-fuel[4] (R$ cents)	14.06	13.67	2.9%	14.13	13.79	2.5%
Breakeven Load Factor	74.1%	70.4%	3.7 p.p	72.2%	72.8%	-0.6 p.p
Average Exchange Rate [1]	3.9505	3.1640	24.9%	3.6055	3.1750	13.6%
End of period Exchange Rate [1]	4.0039	3.1680	26.4%	4.0039	3.1680	26.4%
WTI (avg. per barrel. US$) [2]	69.43	48.20	44.0%	66.79	49.36	35.3%
Price per liter Fuel (R$) [3]	2.84	1.94	45.9%	2.50	1.98	26.0%
Gulf Coast Jet Fuel (avg. per liter. US$)[2]	0.56	0.42	34.5%	0.54	0.39	36.3%

1. Source: Brazilian Central Bank; 2. Source: Bloomberg; 3. Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; 4. Excluding results of sale and sale-leaseback transactions; 5. Average operating fleet excluding aircraft in sub-leasing and MRO. *3Q17 and 9M17 results have been restated based on IFRS 15. Certain calculations may not match with the information in the quarterly financials due to rounding.

Domestic market – GOL

GOL’s domestic supply increased by 5.2% and demand increased by 4.3% in 3Q18. As a result, the Company’s domestic load factor reached 80.2%, a decrease of 0.7 p.p. when compared to 3Q17. GOL transported 8.2 million domestic passengers in the quarter, an increase of 5.3% when compared with the same period in 2017. The Company is the leader in transported passengers in Brazil’s domestic aviation market.

International market - GOL

GOL’s international supply decreased by 7.2% and international demand decreased 13.8% in 3Q18 compared to 3Q17.  The Company’s international load factor in 3Q18 was 70.0%, decreasing 5.3 p.p. over 3Q17. During the quarter, GOL transported 0.4 million passengers in the international market, a decrease of 12.6% when compared to the third quarter of 2017.

Volume of Departures and Total seats - GOL

The total volume of GOL departures was 63,918, an increase of 0.2% in 3Q18 over 3Q17. The total number of seats available to the market was 11.2 million in the third quarter of 2018, an increase of 4.8% over the same period in 2017.

PRASK, Yield and RASK

Net PRASK increased by 5.0% in the quarter when compared to 3Q17, reaching 21.70 cents (R$), driven by a growth in net passenger revenue of 8.9% in the quarter. GOL’s Net RASK was 23.22 cents in (R$) 3Q18, an increase of 4.5% over 3Q17. Net yield increased by 6.5% in 3Q18 over 3Q17, reaching 27.44 cents (R$), driven by a 4.2% increase in GOL’s average fare.

For reference, below is a comparison of passenger and ancillary (cargo and other) revenue for the quarterly periods in 2017 and 2018 in accordance with IFRS15.

Net Operating Revenue/ASK (R$ cents)		1Q	2Q	3Q	4Q
Passenger	2018	22.53	20.11	21.70	-
	2017	20.21	18.63	20.66	22.17
Cargo and Other	2018	1.33	1.95	1.52	-
	2017	1.35	2.04	1.57	1.63

* Value for 4Q17 was not reviewed by the independent auditors.

Fleet

Final	3Q18	3Q17	% Var.	2Q18	% Var.
Boeing 737s	120	120	0	119	+1
800 NG	92	92	0	92	0
700 NG	26	28	-2	26	0
MAX 8	2	0	+2	1	+1
By rental type	3Q18	3Q17	% Var.	2Q18	% Var.
Financial Leases	25	31	-6	27	-2
Operating Leases	95	89	+6	92	+3

At the end of 3Q18, GOL’s total fleet was 120 Boeing 737 aircraft with 119 aircraft in operation and one aircraft subleased for another airline. Two aircraft MAX 8 were in operation on routes. At the end of September 2017, of total of 120 Boeing 737 aircraft, GOL was operating 116 aircraft on routes. The four remaining aircraft were sub-leased to another airline.

GOL has 95 aircraft under operating leasing arrangements and 25 aircraft under financial lease structures. 25 aircraft have a purchase option at the end of their lease contracts.

The average age of the fleet was 9.8 years at the end of 3Q18. On September 30, the Company had 133 firm Boeing 737 MAX orders, comprised of 103 737 MAX 8 orders and 30 737 MAX 10 orders, allowing complete fleet renewal by 2028. GOL expects to end the year with 6 MAX 8 aircraft in the fleet.

Fleet plan	2018	2019E	2020E	>2020E	Total
Operating Fleet (End of the year)	120	122	125
Aircraft Commitments (R$ million)*	-	1,351.8	3,679.7	61,783.2	66,814.7
Pre-Delivery Payments (R$ million)	118.5	558.9	844.0	9,482.8	11,004.2

* Considers aircraft list price.

Operating result

Operating income (EBIT) in the third quarter was R$180.5 million, a decrease of 44.5% compared to the same period in 2017. 3Q18 operating margin was 6.2%, a decrease of 6.0 p.p. in relation to 3Q17. On a per available seat-kilometer basis, EBIT was 1.45 cent (R$) in 3Q18, compared to 2.71 cents (R$) in 3Q17 (a decrease of 46.5%).

EBITDA in 3Q18 totaled R$354.7 million in the period, a decrease of 23.2% over 3Q17. The impact of the increase in RASK of 0.99 cent (R$) and the increase in CASK ex-depreciation of 1.99 cent (R$) resulted in an EBITDA per available seat-kilometer of 2.85 cents (R$) in 3Q18, a reduction of 0.99 cent (R$) compared to 3Q17.

EBITDAR in 3Q18 totaled R$651.3 million in the period, a decrease of 5.7% over 3Q17. On a per available seat-kilometer basis, EBITDAR was 5.23 cents (R$) in 3Q18, compared to 5.75 cents (R$) in 3Q17 (a decrease of 9.1%).

EBITDAR Calculation (R$ cents/ASK)	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Net Revenues	23.22	22.23	4.5%	23.09	21.52	7.3%
Operating Expenses	(21.77)	(19.52)	11.5%	(21.05)	(19.78)	6.4%
EBIT	1.45	2.71	-46.5%	2.05	1.75	17.0%
Depreciation and Amortization	(1.40)	(1.13)	23.3%	(1.38)	(1.05)	31.3%
EBITDA	2.85	3.84	-25.9%	3.42	2.80	22.4%
EBITDA Margin	12.3%	17.3%	-5.0 p.p	14.8%	13.0%	1.8 p.p
Aircraft Rent	(2.38)	(1.91)	24.8%	(2.25)	(2.07)	9.0%
EBITDAR	5.23	5.75	-9.1%	5.68	4.87	16.7%
EBITDAR Margin	22.5%	25.9%	-3.4 p.p	24.6%	22.6%	2.0 p.p

*3Q17 and 9M17 results have been restated based on IFRS 15. Certain calculations may not match with the information in the quarterly financials due to rounding.

Operating Margins (R$ MM)	3Q18	3Q17	% Var.	9M18	9M17	% Var.
EBIT	180.5	325.4	-44.5%	727.6	603.0	20.7%
EBIT Margin	6.2%	12.2%	-6.0 p.p	8.9%	8.1%	0.8 p.p
EBITDA	354.7	461.7	-23.2%	1.217.4	964.9	26.2%
EBITDA Margin	12.3%	17.3%	-5.0 p.p	14.8%	13.0%	1.8 p.p
EBITDAR	651.3	690.9	-5.7%	2.018.4	1.677.5	20.3%
EBITDAR Margin	22.5%	25.9%	-3.4 p.p	24.6%	22.6%	2.0 p.p

*3Q17 and 9M17 results have been restated based on IFRS 15.  Certain calculations may not match with the information in the quarterly financials due to rounding.

EBIT, EBITDA and EBITDAR reconciliation (R$ MM)*	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Net income (loss)¹	(308.9)	490.2	NM	(1,360.0)	315.6	NM
(-) Income taxes	(103.5)	136.1	NM	(222.6)	208.8	NM
(-) Net financial result	(385.9)	28.7	NM	(1,865.0)	(496.2)	275.9%
EBIT	180.5	325.4	-44.5%	727.6	603.0	20.7%
(-) Depreciation and amortization	(174.2)	(136.3)	27.8%	(489.8)	(361.9)	35.4%
EBITDA	354.7	461.7	-23.2%	1,217.4	964.9	26.2%
(-) Aircraft rent	(296.6)	(229.2)	29.4%	(801.0)	(712.6)	12.4%
EBITDAR	651.3	690.9	-5.7%	2,018.4	1,677.4	20.3%

*In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) plus income and social contribution taxes and net financial result; and EBITDA = net income (loss) plus income and social contribution taxes, net financial result, and depreciation and amortization. GOL also shows the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operating lease expenses;

*3Q17 and 9M17 results has been restated based on IFRS 15.  Certain calculations may not match with the information in the quarterly financials due to rounding.

¹ Net income (loss) before minority interest

Glossary of industry terms

|	AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
|	AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.
|	AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.
|	AVAILaBLE FREIGHT TONNE KILOMETER (AFTK): cargo capacity in tonnes multiplied by number of kilometers flown.
|	AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.
|	BLOCK HOURS: the time an aircraft is in flight plus taxiing time.
|	BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.
|	BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.
|	CHARTER: a flight operated by an airline outside its normal or regular operations.
|	EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.
|	FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)
|	FREIGHT TONNE KILOMETERS (FTK): weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.
|	LESSOR: the party renting a property or other asset to another party, the lessee.
|	LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).
|	LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case. flights of more than four hours’ duration).
|	OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.
|	OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.
|	OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.
|	PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.
|	REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.
|	REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.
|	SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.
|	SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.
|	SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
|	TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.
|	WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.
|	YIELD PER PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 30 million passengers annually. With Brazil’s largest network, GOL offers customers more than 700 daily flights to 67 destinations in 10 countries in South America and the Caribbean. GOLLOG is a leading cargo transportation and logistics business serving more than 3,400 Brazilian municipalities and, through partners, more than 200 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 14 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide, Headquartered in São Paulo. GOL has a team of more than 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, with a further 133 Boeing 737 MAX on order, delivering Brazil's top on-time performance and an industry leading 17 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely estimates and projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information and estimates regarding the impact of recently issued, but not yet adopted, accounting standard IFRS 16 were not reviewed by the independent auditors.

Non-GAAP Measures

To be consistent with industry practice. GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP. including “Net Debt”. “Adjusted Net Debt”. ”total liquidity”. "EBITDA" and EBITDAR”. The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors. financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However. these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

Contacts

E-mail: ri@voegol.com.br

Phone: +55 (11) 2128-4700

Website: www.voegol.com.br/ri

Comments on business projection trends

Financial Outlook	2018E		2019E
(Consolidated, IFRS)	Previous	Revised	Previous	Revised
Total fleet (average)	117	118	122 to 124	121 to 123
Total Operational fleet (average)	110	110	116	115
ASKs, System (% change)	1 to 2	1 to 2	5 to 10	5 to 10
- Domestic	0 to 2	0 to 2	1 to 3	1 to 3
- International	6 to 8	6 to 8	30 to 40	30 to 40
Seats, System (% change)	0 to 2	0 to 2	3 to 5	2 to 4
Departures, System (% change)	0 to 2	0 to 2	2 to 5	2 to 5
Average load factor (%)	79 to 80	79 to 80	79 to 81	79 to 81
Ancillary revenues[1] (R$ billion)	~ 1.0	~ 1.0	~ 1.3	~ 1.2
Total net revenues (R$ billion)	~ 11.5	~ 11.5	~ 12.5	~ 12.8
Non-fuel CASK (R$ cents)	~ 13.5	~ 13.5	~ 14	~ 14
Fuel liters consumed (mm)	~ 1,370	~ 1,370	~ 1,420	~ 1,420
Fuel price (R$/liter)	~ 2.9	~ 2.9	~ 2.9	~ 2.9
EBITDA margin (%)	~ 16	~ 16	~ 17	~ 17
Operating (EBIT) margin (%)	~ 11	~ 11	~ 12	~ 12
Net financial expense[2] (R$ mm)	~ 800	~ 800	~ 500	~ 500
Pre-tax margin[2] (%)	~ 4	~ 4	~ 8	~ 8
Effective income tax rate (%)	~ 23	~ 23	~ 10	~ 10
Minority interest[3] (R$ mm)	~289	~ 280	*	*
Capital expenditures, net (R$ mm)	~ 750	~ 750	~ 600	~ 600
Net Debt4 / EBITDA (x)	~ 2.8x	~ 2.6x	~ 2.5x	~ 2.5x
Aircraft rent (R$ mm)	~ 1,100	~ 1,100	~ 1,000	~ 1,000
Fully-diluted shares out. (million)	348.7	348.7	348.7	348.7
Earnings per share, fully diluted[2] (R$)	0.10 to 0.30	0.05 to 0.25	1.50 to 1.90	1.50 to 1.90
Earnings per share, fully diluted (R$)	(1.20) to (1.00)	(2.70) to (2.40)	1.50 to 1.90	1.50 to 1.90
Fully-diluted ADS out. (million)	174.4	174.4	174.4	174.4
Earnings per ADS, fully diluted[2] (US$)	0.05 to 0.15	0.03 to 0.10	0.80 to 1.20	0.80 to 1.20
Earnings per ADS, fully diluted (US$)	(0.60) to (0.50)	(1.45) to (1.40)	0.80 to 1.20	0.80 to 1.20

(1) Cargo, loyalty, buy-on-board and other ancillary revenues; (2) Excluding currency gains and losses; (3) Average of analyst estimates (Source: Bloomberg); (4) Excluding perpetual bonds; (*) Not provided.

Report of the Statutory Audit Committee (CAE)

The GOL LINHAS AÉREAS INTELIGENTES S.A. Statutory Audit Committee, in compliance with its legal and statutory obligations, has reviewed the quarterly information for the nine-month period ended September 30, 2018. On the basis of the procedures we have undertaken, and taking into account the independent auditors’ review report issued by Ernst & Young Auditores Independentes S.S. and the information and explanations we have received during the period, we consider that these documents are fit to be submitted to the consideration of the Board of Directors.

São Paulo, October 31, 2018.

André Jánszky

Member of the Statutory Audit Committee

Antônio Kandir

Member of the Statutory Audit Committee

James Meaney

Member of the Statutory Audit Committee

Declaration of the officers on the interim financial information

In compliance with CVM Instruction No. 480/09, the Executive officers declare that they have discussed, reviewed and approved the interim financial information for the nine-month period ended September 30, 2018.

São Paulo, October 31, 2018.

Paulo S. Kakinoff

President and Chief Executive Officer

Richard F. Lark Jr.

Executive Vice President and Chief Financial Officer

Declaration of the officers on the review report of independent auditors on the interim financial information

In compliance with CVM Instruction No. 480/09, the Executive officers declare that they have discussed, reviewed and approved the conclusions expressed in the review report of independent auditors on the interim financial information for the nine-month period ended September 30, 2018.

São Paulo, October 31, 2018.

Paulo S. Kakinoff

President and Chief Executive Officer

Richard F. Lark Jr.

Executive Vice President and Chief Financial Officer

(A free translation from the original in Portuguese into English)

Report on the review of quarterly information

To

The Shareholders, Board of Directors and Officers

GOL Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. (the “Company”), contained in the Quarterly Information (ITR) for the quarter ended September 30, 2018, which comprises the statement of financial position as at September 30, 2018 and the related statements of operations and comprehensive income for the three and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended and explanatory notes.

The Company’s Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 (R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of this financial information in accordance with the rules issued by the Brazilian Securities Commission (“CVM”), applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the Quarterly Information referred to above are not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34 applicable to the preparation of Quarterly Information (ITR), consistently with the rules issued by the Brazilian Securities Commission (CVM).

Emphasis

Restatement of corresponding values

As mentioned in note 2.3, as a result of the adoption of the new accounting standards, CPC 47 and IFRS 15 – Revenue from Contracts with Customers, the individual and consolidated corresponding amounts related to the financial position as of December 31, 2017 and the interim information related to the statements of operations and comprehensive income (loss) for the three and nine-month periods ended September 30, 2017, and the statements of changes in equity, cash flows and value added for the nine-month period ended September 30, 2017 presented for comparison purposes have been adjusted and are being restated as provided for in CPC 23 - Accounting Policies, Change in Estimate and Correction of Error and CPC 26 (R1) - Presentation of Financial Statements. Our conclusion does not contain a modification in relation to this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the nine-month period ended September 30, 2018, prepared under the responsibility of the Company’s Management, the presentation of which in the interim financial information is required by the rules issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information (ITR), and as supplementary information under IFRS, which does not require a presentation of a statement of value added. These statements have been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, consistently with the overall interim financial information.

São Paulo, October 31, 2018.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Luiz Carlos Passetti

Accountant CRC-1SP144343/O-3

Statements of financial position

As of September 30, 2018 and December 31, 2017 (In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
Assets	Note	09/30/2018	12/31/2017	09/30/2018	12/31/2017

Current assets
Cash and cash equivalents	4	231,129	103,727	690,440	1,026,862
Short-term investments	5	400,514	730,900	929,582	955,589
Trade receivables	7	-	-	1,055,821	936,478
Inventories	8	-	-	203,383	178,491
Recoverable taxes	9.1	8,012	19,446	331,317	83,210
Derivatives	28	-	-	161,735	40,647
Other current assets		101	55,563	137,658	123,721
Total current assets		639,756	909,636	3,509,936	3,344,998

Noncurrent assets
Deposits	10	68,167	64,736	1,551,057	1,163,759
Restricted cash	6	39,589	38,432	313,807	268,047
Recoverable taxes	9.1	18,592	6,163	20,008	7,045
Deferred taxes	9.2	23,384	27,703	71,545	276,514
Related parties	11	2,235,754	1,570,591	-	-
Investments	13	428,474	388,235	1,693	1,333
Property, plant and equipment	15	324,668	323,013	3,319,509	3,195,767
Intangible assets	16	-	-	1,769,401	1,747,285
Total noncurrent assets		3,138,628	2,418,873	7,047,020	6,659,750

Total		3,778,384	3,328,509	10,556,956	10,004,748

The accompanying notes are an integral part of the interim financial information.

Statements of financial position

As of September 30, 2018 and December 31, 2017 (In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
Liabilities and equity	Note	09/30/2018	12/31/2017	09/30/2018	12/31/2017
			(Restated)		(Restated)

Current liabilities
Short-term debt	17	55,182	95,027	2,083,736	1,162,872
Suppliers		22,270	13,473	1,586,725	1,249,124
Suppliers - Forfaiting	18	-	-	352,793	78,416
Salaries		51	311	353,529	305,454
Taxes payable	19	7,777	7,856	129,940	134,951
Landing fees		-	-	230,881	365,651
Advance ticket sales	20	-	-	1,532,456	1,476,514
Mileage program		-	-	816,468	765,114
Advances from customers		-	-	294,965	21,718
Provisions	21	-	-	70,424	46,561
Derivatives	28	-	-	-	34,457
Operating leases	27	-	-	152,037	28,387
Other current liabilities		6,654	2,357	35,530	100,401
Total current liabilities		91,934	119,024	7,639,484	5,769,620

Noncurrent liabilities
Long-term debt	17	4,687,730	3,939,948	5,920,508	5,942,795
Suppliers		-	-	157,710	222,026
Provisions	21	-	-	713,622	562,628
Mileage program		-	-	196,509	188,204
Deferred taxes	9.2	-	-	195,097	188,005
Taxes payable	19	9,607	14,678	56,116	66,196
Related companies	11	166,072	135,010	-	-
Provision for loss on investment	13	3,764,491	2,610,078	-	-
Operating leases	27	-	-	129,631	110,723
Other noncurrent liabilities		28,539	10,305	49,174	43,072
Total noncurrent liabilities		8,656,439	6,710,019	7,418,367	7,323,649

Equity
Capital stock		3,092,572	3,082,802	3,092,572	3,082,802
Shares to be issued	22.1	167	-	167	-
Share issuance costs	22.1	(42,290)	(42,290)	(155,618)	(155,618)
Treasury shares	22.2	(126)	(4,168)	(126)	(4,168)
Capital reserves		88,476	88,762	88,476	88,762
Equity valuation adjustments		30,879	(79,316)	30,879	(79,316)
Share-based payments reserve		112,603	119,308	112,603	119,308
Gains on change in investment		759,984	760,545	759,984	760,545
Accumulated losses		(9,012,254)	(7,426,177)	(8,898,926)	(7,312,849)
Deficit attributable to equity holders of the parent		(4,969,989)	(3,500,534)	(4,969,989)	(3,500,534)

Non-controlling interests from Smiles		-	-	469,094	412,013

Total deficit		(4,969,989)	(3,500,534)	(4,500,895)	(3,088,521)

Total liabilities and deficit		3,778,384	3,328,509	10,556,956	10,004,748

The accompanying notes are an integral part of the interim financial information.

Statements of operations

Periods ended September 30, 2018 and 2017

(In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Parent Company
		Three-month period ended		Nine-month period ended
	Note	09/30/2018	09/30/2017	09/30/2018	09/30/2017
			(Restated)		(Restated)
Operating income (expenses)
Administrative expenses		(10,068)	(4,165)	(13,941)	(13,469)
Other operating (expenses) income, net		83,628	(6,638)	221,950	(12,043)
Total operating (expenses) income	24	73,560	(10,803)	208,009	(25,512)

Equity results	13	(304,740)	364,550	(1,032,266)	185,813

Income (loss) before financial result, net and income taxes		(231,180)	353,747	(824,257)	160,301

Financial result
Financial income		38,835	30,016	92,330	69,870
Financial expenses		(116,870)	(121,740)	(343,574)	(259,102)
Exchange rate variation, net		(100,993)	66,744	(504,264)	42,738
Total financial result	25	(179,028)	(24,980)	(755,508)	(146,494)

Income (loss) before income taxes		(410,208)	328,767	(1,579,765)	13,807

Income and social contribution taxes
Current		665	143	(3,668)	-
Deferred		302	954	(4,319)	909
Total income and social contribution taxes	9	967	1,097	(7,987)	909

Net income (loss) for the period		(409,241)	329,864	(1,587,752)	14,716

Basic earnings (loss) per share
Per common share	14	(0.034)	0.027	(0.130)	0.001
Per preferred share	14	(1.173)	0.950	(4.559)	0.042

Diluted earnings (loss) per share
Per common share	14	(0.034)	0.027	(0.130)	0.001
Per preferred share	14	(1.173)	0.938	(4.559)	0.042

The accompanying notes are an integral part of the interim financial information.

Statements of operations

Periods ended September 30, 2018 and 2017

(In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Consolidated
		Three-month period ended		Nine-month period ended
	Note	09/30/2018	09/30/2017	09/30/2018	09/30/2017
			(Restated)		(Restated)
Net revenue
Passenger		2,703,204	2,482,651	7,648,280	6,857,709
Cargo and other		189,187	187,900	562,206	564,277
Total net revenue	23	2,892,391	2,670,551	8,210,486	7,421,986

Cost of services provided	24	(2,337,202)	(1,778,742)	(6,425,450)	(5,429,767)
Gross profit		555,189	891,809	1,785,036	1,992,219

Operating income (expenses)
Selling expenses		(190,466)	(251,258)	(557,815)	(640,803)
Administrative expenses		(287,820)	(313,295)	(779,461)	(742,695)
Other operating (expenses) income, net		103,395	(1,989)	279,481	(5,966)
Total operating expenses	24	(374,891)	(566,542)	(1,057,795)	(1,389,464)

Equity results	13	205	129	360	260

Income before financial result, net and income taxes		180,503	325,396	727,601	603,015

Financial result
Financial income		152,674	57,586	236,492	125,122
Financial expenses		(295,216)	(267,711)	(790,623)	(771,774)
Exchange rate variation, net		(243,345)	238,849	(1,310,862)	150,496
Total financial result	25	(385,887)	28,724	(1,864,993)	(496,156)

Income (loss) before income taxes		(205,384)	354,120	(1,137,392)	106,859

Income and social contribution taxes
Current		83,980	(43,321)	(7,504)	(197,688)
Deferred		(187,448)	179,431	(215,072)	406,440
Total income and social contribution taxes	9	(103,468)	136,110	(222,576)	208,752

Net income (loss) for the period		(308,852)	490,230	(1,359,968)	315,611

Net income (loss) attributable to:
Equity holders of the parent		(409,241)	329,864	(1,587,752)	14,716
Non-controlling interests from Smiles		100,389	160,366	227,784	300,895

Basic earnings (loss) per share
Per common share	14	(0.034)	0.027	(0.130)	0.001
Per preferred share	14	(1.173)	0.950	(4.559)	0.042

Diluted earnings (loss) per share
Per common share	14	(0.034)	0.027	(0.130)	0.001
Per preferred share	14	(1.173)	0.938	(4.559)	0.042

The accompanying notes are an integral part of the interim financial information.

Statements of comprehensive income (loss)

Periods ended September 30, 2018 and 2017

(In thousands of Brazilian reais - R$)

		Parent Company
		Three-month period ended		Nine-month period ended
	Note	09/30/2018	09/30/2017	09/30/2018	09/30/2017
			(Restated)		(Restated)

Net income (loss) for the period		(409,241)	329,864	(1,587,752)	14,716

Cash flow hedges		94,521	4,120	110,195	28,409
Other comprehensive income to be reclassified to profit or loss in subsequent periods	28	94,521	4,120	110,195	28,409

Total comprehensive income (loss) for the period		(314,720)	333,984	(1,477,557)	43,125

		Consolidated
		Three-month period ended		Nine-month period ended
	Note	09/30/2018	09/30/2017	09/30/2018	09/30/2017
			(Restated)		(Restated)

Net income (loss) for the period		(308,852)	490,230	(1,359,968)	315,611

Cash flow hedges		94,521	4,120	110,195	28,409
Other comprehensive income to be reclassified to profit or loss in subsequent periods	28	94,521	4,120	110,195	28,409

Total comprehensive income (loss) for the period		(214,331)	494,350	(1,249,773)	344,020

Comprehensive income (loss) attributable to:
Equity holders of the parent		(314,720)	333,984	(1,477,557)	43,125
Non-controlling interests from Smiles		100,389	160,366	227,784	300,895

The accompanying notes are an integral part of the interim financial information.

Statements of changes in equity - Parent Company

Periods ended September 30, 2018 and 2017 (In thousands of Brazilian reais - R$)

						Capital reserves		Equity valuation adjustments
	Note	Capital stock	Advance for future capital increase	Share issuance costs	Treasury shares	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Unrealized hedge gain (losses)	Share- based payments	Gains on change in investment	Accumulated losses	Total
Balances as of December 31, 2016 (Restated)	2.3	3,080,110	-	(42,290)	(13,371)	20,420	70,979	(147,229)	113,918	693,251	(7,444,969)	(3,669,181)
Stock options exercised		1,177	1,492	-	-	-	-	-	-	-	-	2,669
Other comprehensive income, net		-	-	-	-	-	-	28,409	-	-	-	28,409
Share-based payments		-	-	-	-	-	-	-	8,362	-	-	8,362
Gains on change in investment		-	-	-	-	-	-	-	-	3,886	-	3,886
Sale of interest in subsidiary		-	-	-	-	-	-	-	-	54,447	-	54,447
Treasury shares transferred		-	-	-	9,203	(2,637)	-	-	(6,566)	-	-	-
Net income for the period (Restated)	2.3	-	-	-	-	-	-	-	-	-	14,716	14,716
Balances as of September 30, 2017 (Restated)	2.3	3,081,287	1,492	(42,290)	(4,168)	17,783	70,979	(118,820)	115,714	751,584	(7,430,253)	(3,556,692)

Balances as of December 31, 2017 (Restated)	2.3	3,082,802	-	(42,290)	(4,168)	17,783	70,979	(79,316)	119,308	760,545	(7,426,177)	(3,500,534)
Initial adoption of accounting standard – CPC 48 (IFRS 9) (*)	2.3	-	-	-	-	-	-	-	-	-	1,675	1,675
Other comprehensive income, net		-	-	-	-	-	-	110,195	-	-	-	110,195
Stock options exercised	22.1	9,770	167	-	-	-	-	-	-	-	-	9,937
Share-based payments		-	-	-	-	-	-	-	12,980	-	-	12,980
Gains on change in investment	13	-	-	-	-	-	-	-	-	(561)	-	(561)
Treasury share buyback	22.2	-	-	-	(15,929)	-	-	-	-	-	-	(15,929)
Treasury shares transferred	22.2	-	-	-	19,971	(286)	-	-	(19,685)	-	-	-
Net loss for the period		-	-	-	-	-	-	-	-	-	(1,587,752)	(1,587,752)
Balances as of September 30, 2018		3,092,572	167	(42,290)	(126)	17,497	70,979	30,879	112,603	759,984	(9,012,254)	(4,969,989)

(*) On January 1, 2018, the Company adopted IFRS 9 – “Financial instruments”, resulting in an initial adjustment to estimated losses with doubtful accounts. For further information, see Note 2.3.

The accompanying notes are an integral part of the interim financial information.

Statements of changes in equity - Consolidated

Periods ended September 30, 2018 and 2017 (In thousands of Brazilian reais - R$)

						Capital reserves		Equity valuation adjustments
	Note	Capital stock	Advance for future capital increase	Share issuance costs	Treasury shares	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Unrealized hedge gains (losses)	Share- based payments	Gains on change in investment	Accumulated losses	Deficit attributable to equity holders of the parent	Smiles’ non-controlling interests	Total
Balances as of December 31, 2016 (Restated)	2.3	3,080,110	-	(155,618)	(13,371)	20,420	70,979	(147,229)	113,918	693,251	(7,331,641)	(3,669,181)	293,247	(3,375,934)
Stock options exercised		1,177	1,492	-	-	-	-	-	-	-	-	2,669	-	2,669
Other comprehensive income (loss), net		-	-	-	-	-	-	28,409	-	-	-	28,409	-	28,409
Capital increase from exercise of stock option in subsidiary		-	-	-	-	-	-	-	-	-	-	-	1,988	1,988
Share issuance costs		-	-	-	-	-	-	-	-	-	-	-	(635)	(635)
Share-based payments		-	-	-	-	-	-	-	8,362	-	-	8,362	151	8,513
Gains on change in investment		-	-	-	-	-	-	-	-	3,886	-	3,886	-	3,886
Sale of interest in subsidiary		-	-	-	-	-	-	-	-	54,447	-	54,447	4,863	59,310
Treasury shares transferred		-	-	-	9,203	(2,637)	-	-	(6,566)	-	-	-	-	-
Net income for the period (Restated)	2.3	-	-	-	-	-	-	-	-	-	14,716	14,716	300,895	315,611
Interest on equity distributed by Smiles		-	-	-	-	-	-	-	-	-	-	-	(11,280)	(11,280)
Dividends distributed by Smiles		-	-	-	-	-	-	-	-	-	-	-	(185,779)	(185,779)
Balances as of September 30, 2017 (Restated)		3,081,287	1,492	(155,618)	(4,168)	17,783	70,979	(118,820)	115,714	751,584	(7,316,925)	(3,556,692)	403,450	(3,153,242)

Balances as of December 31, 2017 (Restated)	2.3	3,082,802	-	(155,618)	(4,168)	17,783	70,979	(79,316)	119,308	760,545	(7,312,849)	(3,500,534)	412,013	(3,088,521)
Initial adoption of accounting standard – CPC 48 (IFRS 9) (*)	2.3	-	-	-	-	-	-	-	-	-	1,675	1,675	38	1,713
Other comprehensive income (loss), net		-	-	-	-	-	-	110,195	-	-	-	110,195	-	110,195
Stock options exercised	22.1	9,770	167	-	-	-	-	-	-	-	-	9,937	-	9,937
Capital increase from exercise of stock option in subsidiary		-	-	-	-	-	-	-	-	-	-	-	875	875
Share-based payments		-	-	-	-	-	-	-	12,980	-	-	12,980	386	13,366
Gains on change in investment	13	-	-	-	-	-	-	-	-	(561)	-	(561)	561	-
Treasury share buyback	22.2	-	-	-	(15,929)	-	-	-	-	-	-	(15,929)	-	(15,929)
Treasury shares transferred	22.2	-	-	-	19,971	(286)	-	-	(19,685)	-	-	-	-	-
Net loss for the period		-	-	-	-	-	-	-	-	-	(1,587,752)	(1,587,752)	227,784	(1,359,968)
Dividends and interest on equity paid by Smiles		-	-	-	-	-	-	-	-	-	-	-	(172,563)	(172,563)
Balances as of September 30, 2018		3,092,572	167	(155,618)	(126)	17,497	70,979	30,879	112,603	759,984	(8,898,926)	(4,969,989)	469,094	(4,500,895)

(*) On January 1, 2018, the Company adopted IFRS 9 – “Financial instruments”, resulting in an initial adjustment to estimated losses with doubtful accounts. For further information, see Note 2.3.

The accompanying notes are an integral part of the interim financial information.

Statements of cash flows

Periods ended September 30, 2018 and 2017 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
		(Restated)		(Restated)

Net income (loss) for the period	(1,587,752)	14,716	(1,359,968)	315,611
Adjustment to reconcile net income (loss) to net cash from operating activities
Depreciation and amortization	-	-	489,848	361,871
Allowance (reversal) for doubtful accounts	-	-	(2,307)	5,034
Provision for legal proceedings	-	-	194,058	122,038
Provision for inventory obsolescence	-	-	4,940	856
Deferred taxes	4,319	(909)	215,072	(406,440)
Equity results	1,032,266	(185,813)	(360)	(260)
Share-based payments	12,980	-	13,365	11,169
Exchange and monetary variations, net	377,078	(44,279)	1,206,824	(153,041)
Interest on debt, financial lease and other liabilities	225,978	161,135	495,891	434,118
Unrealized hedge results	-	(11,094)	(42,403)	(11,094)
Provision for profit sharing	-	-	72,753	67,975
Write-off of property, plant and equipment and intangible assets	68,807	-	12,238	39,385
Other provisions	-	-	-	1,932
	133,676	(66,244)	1,299,951	789,154

Changes in operating assets and liabilities:
Trade receivables	-	-	(113,530)	(205,289)
Short-term investments	465,769	48	459,506	256,949
Inventories	-	-	(29,832)	(12,200)
Deposits	(862)	(18,848)	(220,152)	55,024
Suppliers	8,591	262	194,357	186,102
Suppliers - Forfaiting	-	-	258,311	64,393
Advance ticket sales	-	-	55,942	184,303
Mileage program	-	-	59,659	(41,267)
Advances from customers	-	-	273,247	43,164
Salaries	(260)	-	(24,678)	2,052
Landing fees	-	-	(134,770)	109,373
Taxes payable	(1,215)	505	142,286	363,678
Derivatives	-	-	(2,947)	(40,404)
Provisions	-	-	(173,333)	(190,077)
Operating leases	-	-	107,483	138,116
Other assets (liabilities)	23,385	68,280	(315,386)	33,507
Interest paid	(274,086)	(221,109)	(407,126)	(436,153)
Income tax paid	(2,532)	-	(161,269)	(151,942)
Net cash flows (used in) from operating activities	352,466	(237,106)	1,267,719	1,148,483

Sale of interest in subsidiary, net of taxes	-	59,309	-	59,309
Transactions with related parties	(270,587)	419,532	-	-
Short-term investments of Smiles	-	-	(298,116)	(123,813)
Restricted cash	(1,157)	(37,553)	(42,100)	(89,798)
Capital increase in subsidiary and investee	-	(451,609)	-	-
Dividends and interest on shareholders’ equity received	246,837	288,163	-	1,249
Advances for property, plant and equipment acquisition, net	(70,462)	-	(83,351)	55,914
Property, plant and equipment	-	-	(684,372)	(542,252)
Intangible assets	-	-	(55,956)	(28,989)
Net cash flows (used in) from investing activities	(95,369)	277,842	(1,163,895)	(668,380)

Statements of cash flows

Periods ended September 30, 2018 and 2017 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	09/30/2018	09/30/2017	09/30/2018	09/30/2017

Loan funding, net of issuance costs	486,735	93,145	822,827	323,852
Loan funding and exchange offer costs	(8,578)	-	(16,361)	-
Loan payments	-	(179,021)	(189,122)	(316,677)
Early payment of Senior Notes	(628,194)	-	(628,195)	-
Finance lease payments	-	-	(190,277)	(203,722)
Treasury share buyback	(15,929)	-	(15,929)	-
Dividends and interest on equity paid to non-controlling interests of Smiles	-	-	(219,493)	(248,284)
Capital increase	9,770	1,177	9,770	1,177
Capital increase from non-controlling interests	-	-	875	-
Advance for future capital increase	167	1,492	167	1,492
Transactions with related parties	17,958	-	-	-
Net cash flows used in financing activities	(138,071)	(83,207)	(425,738)	(442,162)

Foreign exchange variation on cash held in foreign currencies	8,376	(1,140)	(14,508)	2,057

Net (decrease) increase in cash and cash equivalents	127,402	(43,611)	(336,422)	39,998

Cash and cash equivalents at the beginning of the period	103,727	57,378	1,026,862	562,207
Cash and cash equivalents at the end of the period	231,129	13,767	690,440	602,205

Non-cash transactions:
Interest on shareholders’ equity for distribution, net of taxes	-	(7,751)	-	6,947
Interest on shareholders’ equity receivable	-	4,863	-	-
Costs on sale in subsidiary’s interest	-	4,865	-	-
Escrow deposits	-	-	-	10,307
Write-off of finance lease agreements	-	-	(258,769)	(15,334)
Property, plant and equipment acquisition through Finimp	-	-	45,844	32,682
Provision for aircraft return	-	-	37,189	-

Statements of value added

Periods ended September 30, 2018 and 2017 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Revenues		(Restated)		(Restated)
Passengers, cargo and other	-	-	8,695,243	8,390,156
Other operating income	220,831	-	220,314	29,338
Allowance for doubtful accounts	-	-	17,322	(305)
	220,831	-	8,932,879	8,419,189
Inputs acquired from third parties (including ICMS and IPI)
Suppliers of aircraft fuel	-	-	(2,786,057)	(2,095,736)
Material, electricity, third-party services and others	(9,899)	(16,708)	(1,778,937)	(2,376,045)
Aircraft insurance	-	-	(14,913)	(10,121)
Sales and marketing	(267)	-	(445,729)	(404,579)
Gross value added (used)	210,665	(16,708)	3,907,243	3,532,708

Depreciation and amortization	-	-	(489,848)	(361,871)
Value added produced (used)	210,665	(16,708)	3,417,395	3,170,837

Value added received in transfer
Equity results	(1,032,266)	185,813	360	260
Financial income (expenses)	(215,861)	133,521	1,091,750	762,644
Value added for distribution (distributed)	(1,037,462)	302,626	4,509,505	3,933,741

Distribution of value added:
Salaries	2,535	3,985	1,091,999	1,000,570
Benefits	-	-	120,345	119,635
FGTS	(309)	-	81,199	77,477
Personnel	2,226	3,985	1,293,543	1,197,682

Federal taxes	13,149	28,665	771,381	417,917
State taxes	-	-	15,424	21,546
Municipal taxes	-	-	2,681	1,827
Tax, charges and contributions	13,149	28,665	789,486	441,290

Interest	534,829	241,429	2,932,710	1,206,437
Rent	-	-	853,530	758,776
Other	86	13,831	204	13,945
Third-party capital remuneration	534,915	255,260	3,786,444	1,979,158

Net income (loss) for the period	(1,587,752)	14,716	(1,587,752)	14,716
Net income for the period attributable to non-controlling interests of Smiles	-	-	227,784	300,895
Remuneration of own capital	(1,587,752)	14,716	(1,359,968)	315,611

Value added for distribution (distributed)	(1,037,462)	302,626	4,509,505	3,933,741

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

1.    General information

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GLAI”) is a publicly-listed company incorporated on March 12, 2004, under the Brazilian Corporate Law. The Company is a holding company of the following main subsidiaries: (i) Gol Linhas Aéreas S.A. (“GLA”), which is mainly engaged in (a) the regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the regulator; and (b) other activities in relation to flight transport services provided in its by-laws; and (ii) Smiles Fidelidade S.A. (“Smiles Fidelidade”, formerly Webjet Participações S.A. prior to the change in the corporate name on July 1, 2017), which mainly operates (a) the development and management of its own or third party’s customer loyalty program, and (b) sale of redemption rights of awards related to the loyalty program.

Additionally, the Company is the direct parent company of the wholly-owned subsidiaries GAC Inc. (“GAC”), Gol Finance Inc. and Gol Finance, formerly Gol LuxCo S.A. The Company was also the direct parent company of Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”) until September 14, 2018.

On August 10, 2017, the subsidiary Smiles Fidelidade bought Smiles Viagens e Turismo S.A. (“Smiles Viagens”), whose main purpose is to provide travel arrangement services, including the booking or sale of airline tickets, accommodations and vacation packages, among others. Smiles Viagens began its operations in January 2018.

The Company’s corporate address is located at Praça Comandante Linneu Gomes, s/n, concierge 3, building 24, Jardim Aeroporto, São Paulo, Brazil.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”). The Company adopted Level 2 Differentiated Corporate Governance Practices from the B3 and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created for companies committed to apply differentiated corporate governance practices.

GLA’s business is highly sensitive to economic conditions, including fluctuations in the U.S. dollar, since approximately 50% of its costs are denominated in U.S. dollar. The Company has been improving in safe levels its liquidity, operating margin and ability to respond effectively to the adverse events caused by the instability of the Brazilian economic scenario. The diligent work performed to adjust the fleet size to the economy growth and match seat supply to demand are some of the ongoing initiatives implemented to maintain a high load factor and maximize revenue per available seat kilometer. The Company maintains its solid strategy of initiatives to improve the operating result, such as the adjustment of the route network and the increased productivity per fleet aircraft. It is also worth mentioning initiatives to reduce costs through the intensive use of technology, increase liquidity and adjust its capital structure.

Moving forward with its liquidity plan, at the end of December 2017, the Company began implementing several initiatives to restructure its debt, reducing the financial cost of its debt structure. The result of the issue carried out on December 11, 2017, which raised US$500 million, and of the additional issue carried out on February 2, 2018, which raised US$150 million, at more attractive rates, was partially used to amortize the Company’s most onerous debt and has significantly reduced the financial cost as of 2018. Other initiatives are scheduled for 2018, reinforcing the Company’s commitment to reducing the financial cost in order to solidify its high-liquidity strategy.

Even in a scenario with an outlook for improvement, the Company is subject to uncertainties in the Brazilian economy and political scenario that may directly impact the effectiveness of the expected results.

Management understands that the business plan prepared, presented and approved by the Board of Directors on January 11, 2018, shows strong elements to continue as going concern.

In 2016, the Company received inquiries from Brazilian tax authorities regarding certain payments to firms that turned out to be owned by politically exposed persons in Brazil. Following an internal investigation, the Company engaged U.S. and Brazilian external legal counsels to conduct an independent investigation to ascertain the facts with regard to these and any other payments identified as irregular and to analyze the adequacy and effectiveness of the Company’s internal control and compliance programs in light of the findings of the investigation.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

In December 2016, the Company entered into a leniency agreement with the Brazilian Federal Public Ministry (the “Leniency Agreement”), under which the Company agreed to pay R$12.0 million in fines and to make improvements to its compliance program. In turn, the Federal Public Ministry agreed not to raise any criminal or civil charges related to activities that are the subject to the Leniency Agreement and that may be characterized as (i) acts of administrative impropriety and related acts involving politically exposed persons or (ii) other possible actions, which at the date of the Leniency Agreement had not been identified by the ongoing investigation (any such actions possibly resulting in an increase in the fines under the Leniency Agreement). In addition, the Company paid R$4.2 million in fines to the Brazilian tax authorities related to the above-mentioned payments. The Company voluntarily informed the U.S. Department of Justice, the SEC and the Brazilian Securities and Exchange Commission (“CVM”) of the external independent investigation and the Leniency Agreement.

The external independent investigation was concluded in April 2017. It revealed that certain additional irregular payments were made to politically exposed persons; however, none of the amounts paid was material (individually or in the aggregate) in terms of cash flow, and none of our current employees, representatives or members of our board or Management was knowledgeable of any illegal purpose behind any of the identified transactions or of any illicit benefit to the Company arising from the investigated transactions. The Company reported the conclusions of the investigation to the relevant authorities and is keeping them informed of the developments regarding this issue, as well as keep watch on the analyses initiated by these bodies. These authorities may impose fines and possibly other sanctions to the Company.

Since 2016, the Company has taken steps to strengthen its compliance program and internal control environment, such as monitoring its relations with politically exposed persons, enhancing its procurement procedures and monitoring services provided by third parties. Reinforcing its commitment to continue improving, the Company hired specialized companies to review and improve its compliance program and internal control environment, mainly focusing on assessing fraud and corruption risks at first. In addition, at the end of 2017, the Company created the Corporate Risk and Compliance executive area, which has seasoned experts and reports directly to the Chief Executive Officer and has independent access to the Board of Directors and the Statutory Audit Committee.

On July 1, 2017, in order to optimize and simplify GOL’s organizational structure, and to generate tax savings from the use of accumulated tax losses, the Company approved a corporate restructuring through the merger of Smiles S.A. and Smiles Fidelidade S.A. (“Merger”). As a result of the Merger, Smiles S.A. was dissolved and all its assets, rights and obligations were transferred to Smiles Fidelidade S.A., pursuant to articles 224, 225, 227 and 264 of Brazilian Corporation Law.

2.    Approval and summary of significant accounting policies applied in preparing the interim financial information

This interim financial information was authorized for issue by Management on October 31, 2018.

2.1.      Compliance Statement

The individual and consolidated interim information for the three- and nine-month periods ended September 30, 2018 and 2017, has been prepared in accordance with International Accounting Standards (“IAS”) No. 34, Accounting Pronouncement nº 21 (R1) (“CPC 21”), and the requirements issued by the CVM, applicable to the preparation of interim information.

When preparing the interim financial information, the Company uses the following disclosure criteria: (i) regulatory requirements; (ii) the relevance and specificity of the information on the Company’s operations provided to users; (iii) the information needs of the users of the interim information form; and (iv) information from other entities in the same sector, mainly in the international market. Accordingly, Management confirms that all the material information presented in this interim financial information is being demonstrated and corresponds to the information used by Management in the course of its duties and is in accordance with the requirements issued by the CVM, applicable to the preparation of interim information.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

2.2.      Basis of preparation

This interim financial information was prepared based on historical cost, except for certain financial assets and liabilities that are measured at fair value and investments measured using the equity method.

The functional currency of the Company and its subsidiaries is the Brazilian real. The presentation currency of the interim financial information is the Brazilian real.

In the nine-month period ended September 30, 2018, the Argentine peso significantly depreciated, resulting in an accumulated three-year inflation above 100% and a hyperinflationary economy. However, the functional currency of the Argentine operations, which are consolidated line by line in the Company’s statement of financial position, as presented in item 2.2.(c), is the Brazilian real and these operations are not characterized as a subsidiary. As a result, these operations are not within the scope of IAS 29 - Financial Reporting in Hyperinflationary Economies.

This interim information does not include all the information or disclosures required in the annual financial statements, and it should therefore be read in conjunction with the financial statements for the year ended December 31, 2017, which were prepared in accordance with the accounting practices adopted in Brazil and in the International Financial Reporting Standards (IFRS). The Company adopted CPC 48 - “Financial Instruments” (IFRS 9) and CPC 47 - “Revenue from Contracts with Customers” (IFRS 15) on January 1, 2018, the effective date, resulting in changes to the basis of preparation of this individual and consolidated interim financial information, as described in Note 2.3.

Basis of consolidation

The consolidated interim financial information comprises Gol Linhas Aéreas Inteligentes S.A., its subsidiaries, jointly controlled and associates, as follows:

Entity	Date of constitution	Location	Operational activity	Type of control	% equity interest
					09/30/2018	12/31/2017
Extensions (*):
GAC	03/23/2006	Cayman Islands	Aircraft acquisition	Direct	100.0	100.0
Gol Finance Inc.	03/16/2006	Cayman Islands	Financial funding	Direct	100.0	100.0
Gol Finance	06/21/2013	Luxembourg	Financial funding	Direct	100.0	100.0
Subsidiaries:
GLA	04/09/2007	Brazil	Flight transportation	Direct	100.0	100.0
Smiles Fidelidade	08/01/2011	Brazil	Loyalty program	Direct	52.7	52.7
Smiles Viagens	08/10/2017	Brazil	Travel agency	Indirect	52.7	52.7
Gol Dominicana	02/28/2013	Dominican Republic	Non- operational	Direct	-	100.0
Jointly controlled:
SCP Trip	04/27/2012	Brazil	Flight magazine	Indirect	60.0	60.0
Associate:
Netpoints	11/08/2013	Brazil	Loyalty program	Indirect	25.4	25.4

(*) These entities were created solely to act as an extension of the Company’s operations or which represent rights and/or obligations established solely to meet the Company’s needs. In addition, they do not have an independent management structure and are unable to make independent decisions. The assets and liabilities of these companies are consolidated line by line in the Parent Company’s interim information.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

2.3.      New standards, amendments and interpretations

a)    Issued by the IASB, not effective until the date of this interim information and have not been early adopted by the Company:

IFRS 16 – Leases

In January 2016, the IASB issued “IFRS 16 – Leases”, which establishes the conditions for recognition, measurement and disclosure of lease operations. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019. IFRS 16 requires that, for the majority of leases, the lessor will record an asset related to the right of use of the leased item, as well as the related liability. It is expected that the adoption of this standard will have a material impact on the Company’s financial position, with the potential increase in assets representing the right of use of the leased item and a corresponding liability, since 95 out of 120 of the Company’s aircraft are currently accounted for as operating leases. The Company will register significant changes from the adoption of the new standard with the potential increase in assets related to right of use in loans and financing related to leasing that will be recorded in the balance sheet as of the date of adoption.

IFRIC 23 – Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23, which clarifies the application of requirements in IAS 12 “Income Taxes” when there is uncertainty over the acceptance of income tax treatments by the tax authority. The interpretation clarifies that, if it is not probable that the tax authority will accept the income tax treatments, the amounts of tax assets and liabilities shall be adjusted to reflect the best resolution of the uncertainty. IFRIC 23 will be effective for annual periods beginning on or after January 1, 2019, and the Company does not expect significant impacts from the adoption of this standard.

b) Standards applicable to annual periods beginning on or after January 1, 2018:

IFRS 9 (CPC 48) – Financial Instruments

In July 2014, the International Accounting Standards Board (IASB) issued “IFRS 9 – Financial Instruments”, which replaces “IAS 39 – Financial Instruments: Recognition and Measurement”. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 will be effective for annual periods beginning on or after January 1, 2018. The Company adopted this standard on the effective date. This standard must be applied retrospectively; however, it is not mandatory to fully present comparative information. The adoption of IFRS 9 did not affect the classification and measurement of the Company’s financial assets.

Due to the adoption of this standard, the Company now measures the allowance for doubtful accounts based on expected losses instead of incurred losses. The Company used the practical expedient provided for in the standard and applied the simplified model to the measurement of the expected loss during the contract lifecycle, which considers historical data to determine the expected loss, through the segmentation of the receivables portfolio into groups that have the same behavior patterns, based on the maturity dates. IFRS 9 was applied retrospectively; however, it did not impact the comparative periods presented. Due to the adoption of expected losses for the allowance for doubtful accounts, the Company recognized the difference between the previous book balance and the book value at the beginning of the period, with an adjustment to the opening balance of accumulated losses in Consolidated in the amount of R$1,713 (of which R$1,675 is related to equity holders of the parent and R$38 is related to non-controlling interests), net of tax effects.

The IFRS 9 requirements for hedge accounting were applied prospectively. The main impact is related to the documentation of strategy policies, which now have more specific and detailed descriptions of the transactions and instruments designated as hedge accounting.

Trade receivables

Trade receivables are measured based on cost (net of estimated losses from doubtful accounts) and approximate their fair value, given their short-term nature. Due to the adoption of CPC 48 (IFRS 9) – Financial Instruments, the allowance for doubtful accounts is now measured using the simplified approach, which considers the adoption of a provision matrix based on historical data to measure the expected loss during the contract lifecycle, through the segmentation of the receivables portfolio into groups that have the same receipt patterns, based on the maturity dates. Additionally, the Company carries out a case-by-case analysis to assess risks of default in specific cases.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Financial assets and liabilities

The Company adopts CPC 48 (IFRS 9) requirements for its financial assets and liabilities and operations designated as hedge accounting. The measurement of financial assets and liabilities is based on the categories below. The subsequent measurement of a specific item depends on the classification of the instrument, which is determined at initial recognition and annually reviewed, and considers the Company’s business model for the management of assets and the analysis of contracted cash flows. Instruments comprise short-term investments, investment in debt instruments, trade receivables and other receivables, short and long-term debt, other payables and debt and derivative contracts.

Amortized cost: financial assets from which the Company’s main purpose is to obtain contractual cash flows, which represent only the payment of principal and interest, and liabilities that are measured at amortized cost based on the effective interest rate method. Monetary restatement, interest and exchange variation, less impairment losses (where applicable), are recognized as financial income or expenses in profit or loss, when incurred. The Company’s main instruments in this category are trade receivables, deposits and other receivables, short and long-term debt (including finance leases) and suppliers.

Other items related to the measurement and designation of derivative financial instruments have not been affected by the adoption of the standard.

IFRS 15 (CPC 47) – Revenue from Contracts with Customers

This standard establishes a new constant five-step model to be applied to all contracts with customers, in accordance with the entity’s performance obligations. The Company adopted the new standard on the date it became effective, as of January 1, 2018, using the full retrospective method. The main impacts from the adoption of this standard are as follows:

Ancillary revenue: comprises all revenue related to flight transportation services. These revenues were assessed and classified as “related to the main service”, and will be recognized only when the flight transportation service is provided. These revenues are now recorded under “Passenger”, instead of under “Other revenue”.

Mileage program: the Company will now present in the statement of income revenue from mileage redemption under the Smiles Fidelidade Program as “agent”, and will recognize gross revenue from reward redemption net of the respective variable direct costs related to the availability of goods and services to its members.

Restatement of previous periods

The adoption of IFRS 15 - “Revenue from Contracts with Customers” impacted the figures for the three- and nine-month periods ended September 30, 2017 and year ended December 31, 2017, as previously disclosed by the Company.

On December 31, 2017, the adoption of this standard had an impact in the amount of R$19,575 on the consolidated statement of financial position in “Advance ticket sales”, against the “Accumulated losses” line under equity, related to ancillary revenues whose timing of recognition changed. In the parent company statement of financial position, the adoption of this standard increased the “Provision for loss on investment” by the same amount.

In the nine-month period ended September 30, 2017, the consolidated statement of income was impacted due to: (i) the reclassification of R$401,257 (R$130,602 in the three-month period ended September 30, 2017) in ancillary revenue from “Other revenue” to “Passenger” in the subsidiary GLA; and (ii) the increase of R$1,269 (R$2,246 in the three-month period ended September 30, 2017) in ancillary revenue, whose timing of recognition changed in the subsidiary GLA. The impact on the parent company statement of income led to a reduction by the same amount in the “Equity results” line.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Due to the classification of Smiles Fidelidade as an agent, the consolidated statement of income, excluding transactions with GLA, was impacted by R$177,055 in the nine-month period ended September 30, 2017 (R$49,630 in the three-month period ended September 30, 2017), due to the reclassification of variable direct costs from “Cost of services provided” to “Mileage revenue”, with no impact on the parent company statement of income.

The tables below show the adjustments per item and for each restated line of the consolidated statement of financial position and statement of income, excluding the lines that remained unchanged. Consequently, the result, subtotals and totals show only the impacts of the changes made, as follows:

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	Previously disclosed	Deferred revenue adjustment (IFRS 15)	As restated
Statement of financial position
As of December 31, 2017

Liabilities
Advance ticket sales	1,456,939	19,575	1,476,514

Equity
Accumulated losses	(7,293,274)	(19,575)	(7,312,849)
Deficit attributable to equity holders of the parent	(3,480,959)	(19,575)	(3,500,534)

	Consolidated
	Previously disclosed	Restated net revenue (agent)	Restated ancillary revenue	Deferred TAE	As restated
Statement of operations
Three-month period ended September 30, 2017

Passenger	2,472,003	-	130,602	2,246	2,604,851
Cargo	89,149	-	-	-	89,149
Mileage revenue	187,088	(49,630)	-	-	137,458
Other revenue	153,475	-	(130,602)	-	22,873
Gross revenue	2,901,715	(49,630)	-	2,246	2,854,331

Related tax	(183,780)	-	-	-	(183,780)
Net revenue	2,717,935	(49,630)	-	2,246	2,670,551

Cost of services provided	(1,828,372)	49,630	-	-	(1,778,742)
Gross profit	889,563	-	-	2,246	891,809

Net income for the period	487,984	-	-	2,246	490,230

Net income (loss) attributable to equity holders of the parent	327,618	-	-	2,246	329,864

Basic earnings per share
Per common share	0.027	-	-	0.000	0.027
Per preferred share	0.943	-	-	0.007	0.950

Diluted earnings per share
Per common share	0.027	-	-	0.000	0.027
Per preferred share	0.931	-	-	0.007	0.938

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	Previously disclosed	Restated net revenue (agent)	Restated ancillary revenue	Deferred TAE	As restated
Statement of operations
Nine-month period ended September 30, 2017

Passenger	6,785,999	-	401,257	1,269	7,188,525
Cargo	253,461	-	-	-	253,461
Mileage revenue	592,313	(177,055)	-	-	415,258
Other revenue	482,373	-	(401,257)	-	81,116
Gross revenue	8,114,146	(177,055)	-	1,269	7,938,360

Related tax	(516,374)	-	-	-	(516,374)
Net revenue	7,597,772	(177,055)	-	1,269	7,421,986

Cost of services provided	(5,606,822)	177,055	-	-	(5,429,767)
Gross profit	1,990,950	-	-	1,269	1,992,219

Net income for the period	314,342	-	-	1,269	315,611

Net income (loss) attributable to equity holders of the parent	13,447	-	-	1,269	14,716

Basic earnings per share
Per common share	0.001	-	-	0.000	0.001
Per preferred share	0.039	-	-	0.003	0.042

Diluted earnings per share
Per common share	0.001	-	-	0.000	0.001
Per preferred share	0.038	-	-	0.004	0.042

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The table below presents the restated consolidated statements of operations for the quarters ended March 31, June 30, September 30 and December 31, 2017, as well as the fiscal year ended 2017, considering the effects from the adoption of IFRS 15 - Revenue from Contracts with Customers:

	Consolidated
	1Q17	2Q17	3Q17	4Q17	2017
	(Restated)
Passenger	2,505,143	2,078,531	2,604,851	2,838,888	10,027,413
Cargo	78,967	85,345	89,149	101,100	354,561
Mileage revenue	146,483	131,317	137,458	138,981	554,239
Other revenue	36,572	21,671	22,873	27,929	109,045
Gross revenue	2,767,165	2,316,864	2,854,331	3,106,898	11,045,258

Related tax	(175,089)	(157,505)	(183,780)	(199,992)	(716,366)
Net revenue	2,592,076	2,159,359	2,670,551	2,906,906	10,328,892

Cost of services provided	(1,909,868)	(1,741,157)	(1,778,742)	(2,004,872)	(7,434,639)
Gross profit	682,208	418,202	891,809	902,034	2,894,253

Operating income (expenses)
Selling expenses	(185,725)	(203,820)	(251,258)	(281,495)	(922,298)
Administrative expenses	(239,217)	(190,183)	(313,295)	(233,370)	(976,065)
Other operating (expenses) income, net	(1,989)	(1,988)	(1,989)	(1,106)	(7,072)
Total operating expenses	(426,931)	(395,991)	(566,542)	(515,971)	(1,905,435)

Equity results	126	5	129	284	544

Income before financial result, net and income taxes	255,403	22,216	325,396	386,347	989,362

Financial income (expenses)
Financial income	45,718	21,818	57,586	88,324	213,446
Financial expenses	(286,472)	(217,591)	(267,711)	(278,687)	(1,050,461)
Exchange rate variation, net	141,153	(229,506)	238,849	(232,240)	(81,744)
Total financial result	(99,601)	(425,279)	28,724	(422,603)	(918,759)

Income (loss) before income taxes	155,802	(403,063)	354,120	(36,256)	70,603

Income and social contribution taxes
Current	(85,095)	(69,272)	(43,321)	(42,158)	(239,846)
Deferred	164,185	62,824	179,431	140,619	547,059
Total income and social contribution taxes	79,090	(6,448)	136,110	98,461	307,213

Net income (loss) for the period	234,892	(409,511)	490,230	62,205	377,816

Net income (loss) attributable to:
Equity holders of the parent	162,586	(477,734)	329,864	4,075	18,791
Non-controlling interests from Smiles	72,306	68,223	160,366	58,130	359,025

Basic earnings (loss) per share
Per common share	0.013	(0.039)	0.027	0.000	0.002
Per preferred share	0.469	(1.377)	0.950	0.012	0.054

Diluted earnings (loss) per share
Per common share	0.013	(0.039)	0.027	0.000	0.002
Per preferred share	0.465	(1.377)	0.938	0.012	0.053

IFRIC 22 – Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued IFRIC 22, which deals with the exchange rate to be used in transactions that involve consideration paid or received in advance denominated in foreign currency. The interpretation clarifies that the date of transaction is the date on which the company recognizes the non-monetary asset or liability. IFRIC 22 became effective on January 1, 2018. The adoption of this standard did not impact the Company.

According to Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the result or equity disclosed by the Company.

3.     Seasonality

The Company expects revenues and operating results from its flights to be at their highest levels in the summer and winter months of January and July, respectively, and during the last weeks of December and in the year-end holiday period. Given the high proportion of fixed costs, this seasonality tends to drive variations in operating results across the fiscal-year quarters.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

4.     Cash and cash equivalents

	Parent Company		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Cash and bank deposits	388	103,268	81,530	427,608
Cash equivalents	230,741	459	608,910	599,254
Total	231,129	103,727	690,440	1,026,862

From the total consolidated cash and cash equivalents balance, R$144,316 is related to cash, cash equivalents and bank deposits in foreign currency as of September 30, 2018 (R$462,776 as of December 31, 2017).

The breakdown of cash equivalents is as follows:

	Parent Company		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Private bonds	230,274	14	332,417	164,959
Government bonds	-	-	22,395	14,039
Investment funds	467	445	254,098	420,256
Total	230,741	459	608,910	599,254

As of September 30, 2018, the private bonds were comprised by buy-back transactions, private bonds (Bank Deposit Certificates - “CDBs”) and time deposits, remunerated at a weighted average rate equivalent to 98.5% of the CDI rate (77.6% as of December 31, 2017) for domestic short-term investments and 1.8% p.a. for foreign securities denominated in U.S. dollar.

Government bonds were represented by Brazilian Financial Treasury Bills (“NTN”), accruing interest at a weighted average rate of 100.0% of the CDI rate (116.3% as of December 31, 2017).

The investment funds classified as cash equivalents have high liquidity and, according to the Company’s assessment, are readily convertible to a known amount of cash with insignificant risk of change in value. As of September 30, 2018, investment funds were remunerated at a weighted average rate equivalent to 98.9% of the CDI rate (99.8% as of December 31, 2017) for domestic short-term investments and 19.0% p.a. for short-term investments abroad.

5.    Short-term investments

	Parent Company		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Private bonds	400,514	730,900	400,638	731,061
Government bonds	-	-	26,681	32,701
Investment funds	-	-	502,263	191,827
Total	400,514	730,900	929,582	955,589

From the total consolidated amount of short-term investments, R$400,513 as of September 30, 2018 refers to short-term investments in foreign currency (R$730,846 as of December 31, 2017).

As of September 30, 2018, private bonds were represented by time deposits and debentures, with first-rate financial institutions, remunerated at a weighted average rate equivalent to 101.7% of the CDI rate (101.3% as of December 31, 2017) for domestic short-term investments and 1.8% p.a. for short-term investments abroad (1.7% p.a. as of December 31, 2017).

Government bonds were primarily represented by LFT and LTN, accruing interest at a weighted average rate of 101.4% of the CDI rate (107.7% as of December 31, 2017).

Investment funds include private funds and bonds accruing interest at a weighted average rate of 105.7% of the CDI rate (98.9% as of December 31, 2017), and are exposed to the risk of significant changes in value.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

6.    Restricted cash

	Parent Company		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Deposits in guarantee of letter of credit	2,283	2,211	91,043	60,423
Escrow deposits (a)	33,430	32,120	71,031	71,110
Escrow deposits - leases (b)	-	-	97,162	116,131
Other deposits (c)	3,876	4,101	54,571	20,383
Total	39,589	38,432	313,807	268,047

(a)     The amount of R$32,916 (parent company and consolidated) refers to a guarantee for GLAI’s legal proceedings. The other amounts relate to guarantees of GLA letters of credit.

(b)    Related to deposits made to obtain letters of credit for aircraft operating leases from GLA.

(c)     Refers mainly to bank guarantees.

As of September 30, 2018, the Company had no restricted cash in foreign currency (R$22,094 as of December 31, 2017).

7.    Trade receivables

	Consolidated
	09/30/2018	12/31/2017
Local currency
Credit card administrators	584,673	450,823
Travel agencies	295,353	296,860
Cargo agencies	39,192	38,460
Airline partner companies	1,341	6,439
Other	51,656	41,861
Total local currency	972,215	834,443

Foreign currency
Credit card administrators	65,698	71,630
Travel agencies	11,113	20,118
Cargo agencies	1,612	1,588
Airline partner companies	23,617	44,869
Other	331	2,511
Total foreign currency	102,371	140,716

Total	1,074,586	975,159

Allowance for doubtful accounts	(18,765)	(38,681)

Total trade receivables	1,055,821	936,478

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The aging list of trade receivables, net of allowance for doubtful accounts, is as follows:

	Consolidated
	09/30/2018	12/31/2017
Not yet due
Until 30 days	583,210	594,968
31 to 60 days	162,191	133,438
61 to 90 days	98,796	44,642
91 to 180 days	118,475	71,116
181 to 360 days	39,914	26,541
Above 360 days	182	241
Total not yet due	1,002,768	870,946

Overdue
Until 30 days	12,254	21,686
31 to 60 days	7,758	8,338
61 to 90 days	5,622	3,559
91 to 180 days	14,645	15,620
181 to 360 days	2,336	8,059
Above 360 days	10,438	8,270
Total overdue	53,053	65,532

Total	1,055,821	936,478

The changes in allowance for doubtful accounts are as follows:

	Consolidated
	09/30/2018	12/31/2017
Balances at the beginning of the period – CPC 38 (IFRS 9)	(38,681)	(34,182)
Initial adoption adjustment – CPC 48 (IFRS 9) (a)	2,594	-
Adjusted balances at the beginning of the period	(36,087)	(34,182)
Additions/exclusions	2,307	(24,913)
Unrecoverable amounts	15,015	17,649
Recoveries (b)	-	2,765
Balance at the end of the period	(18,765)	(38,681)

(a) Due to the change to the expected loss model used to calculate the allowance for doubtful accounts resulting from the initial adoption of CPC 48 - “Financial Instruments” (IFRS 9), the balance of December 31, 2017 was adjusted on January 1, 2018, with a corresponding entry of R$2,594 in equity. For further information, see Note 2.3.

(b) Recoveries in the period are reflected in the changes to the receivables portfolio balance and presented under “Additions/exclusions”.

8.    Inventories

	Consolidated
	09/30/2018	12/31/2017
Consumables	25,970	28,006
Parts and maintenance materials	190,209	162,409
Other	-	585
(-) Provision for obsolescence	(12,796)	(12,509)
Total	203,383	178,491

The changes in provision for obsolescence are as follows:

	Consolidated
	09/30/2018	12/31/2017
Balances at the beginning of the period	(12,509)	(12,444)
Addition	(4,940)	(3,059)
Write-off	4,653	2,994
Balances at the end of the period	(12,796)	(12,509)

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

9.    Deferred and recoverable taxes

9.1.   Recoverable taxes

	Parent Company		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Prepaid and recoverable income taxes (*)	26,517	22,416	281,850	66,786
Withholding income tax (IRRF)	75	2,750	1,345	7,308
PIS and COFINS (*)	-	-	50,766	408
Withholding tax of public institutions	-	-	5,010	6,127
Value added tax (IVA)	-	-	6,023	5,431
Other	12	443	6,331	4,195
Total	26,604	25,609	351,325	90,255

Current assets	8,012	19,446	331,317	83,210
Noncurrent assets	18,592	6,163	20,008	7,045

(*) The subsidiary Smiles Fidelidade recorded extemporaneous tax credits of income tax, social contribution, PIS and COFINS related to the last five fiscal years in the amount of R$259,405, which offset the amount of R$7,722 in the nine-month period ended September 30, 2018.

9.2.   Deferred tax assets (liabilities) – Noncurrent

	GLAI		GLA		Smiles		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Income tax losses	16,354	17,515	5,469	-	67,479	111,801	89,302	129,316
Negative basis of social contribution	5,887	6,306	1,969	-	24,292	40,249	32,148	46,555
Temporary differences
Allowance for doubtful accounts and other credits	220	2,944	56,171	60,586	10	55	56,401	63,585
Breakage provision	-	-	-	-	(169,384)	-	(169,384)	-
Provision for losses on GLA’s acquisition	-	-	143,350	143,350	-	-	143,350	143,350
Provision for legal proceedings and tax liabilities	923	938	84,166	77,914	5,941	4,411	91,030	83,263
Aircraft return	-	-	73,046	68,438	-	-	73,046	68,438
Derivative transactions	-	-	4,738	9,603	-	-	4,738	9,603
Tax benefit due to goodwill incorporation (a)	-	-		-	3,647	14,588	3,647	14,588
Flight rights	-	-	(353,226)	(353,226)	-	-	(353,226)	(353,226)
Depreciation of engines and parts for aircraft maintenance	-	-	(171,807)	(167,913)	-	-	(171,807)	(167,913)
Reversal of goodwill amortization on GLA’s acquisition	-	-	(127,659)	(127,659)	-	-	(127,659)	(127,659)
Aircraft leases	-	-	46,312	34,660	-	-	46,312	34,660
Other (b)	-	-	67,449	66,242	42,940	40,889	158,550	143,949
Total deferred taxes - Noncurrent	23,384	27,703	(170,022)	(188,005)	(25,075)	211,993	(123,552)	88,509

(a)      Related to the tax benefit from the reverse merger of G.A. Smiles Participações S.A. by Smiles S.A. in 2013. Under the terms of the current tax legislation, goodwill arising from the transaction will be a deductible expense when calculating income and social contribution taxes.

(b)      The R$48,161 portion of taxes on unrealized profits from transactions between GLA and Smiles Fidelidade is recognized directly in Consolidated (R$36,818 as of December 31, 2017).

The Company, GLA and Smiles Fidelidade have net operating loss carryforwards, comprised of accumulated income tax losses and negative basis of social contribution. The net operating loss carryforwards do not expire; however, their use is limited to 30% of the annual taxable income. Net operating loss carryforwards are as follows:

	GLAI		GLA		Smiles
	09/30/2018	12/31/2017	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Accumulated income tax losses	167,900	172,547	5,463,403	4,134,099	580,997	758,289
Negative basis of social contribution	167,900	172,547	5,463,403	4,134,099	580,997	758,289

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company’s Management considers that the deferred assets and liabilities recognized as of September 30, 2018 arising from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

The analysis of the realization of deferred tax assets was prepared on a company basis, as follows:

GLAI: the Company has tax credits of R$58,229, of which R$57,086 is related to net operating loss carryforwards and R$1,143 is related to temporary differences, with realization supported by the Company’s long-term plan. The Company reassessed its projections and did not recognize deferred tax assets for an amount of R$34,845 related to net operating loss carryforwards.

GLA: GLA has tax credits on net operating loss carryforwards of R$1,857,557. The Company’s Management reviewed the projections of tax loss carryforwards and recorded deferred taxes on tax loss carryforwards in the amount of R$7,438 in the nine-month period ended September 30, 2018. In view of instability of the political and economic environments, fluctuations in the U.S. dollar exchange rate and other variables that may affect the projections of future results, as well as the history of losses in recent years, the company did not recognize a deferred tax asset for an amount of R$1,850,119 related to net operating loss carryforwards. The Company expects to partially realize this amount over the next 10 years, according to the projections of future results in line with its business plan.

Smiles Fidelidade: As of July 1, 2017, Smiles Fidelidade S.A. incorporated Smiles S.A. and, based on the projections of future taxable income, recognized a deferred tax asset on income and social contribution tax on tax loss carryforward in the amount of R$193,020. The reported amount corresponds exclusively to the amounts expected to be realized, pursuant to internal assessments carried out by the Company’s Management.

The reconciliation of effective income taxes and social contribution rates for the three- and nine-month periods ended September 30, 2018 and 2017 is as follows:

	Parent Company
	Three-month period ended		Nine-month period ended
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
		(Restated)		(Restated)

Income (loss) before income taxes	(410,208)	328,767	(1,579,765)	13,807
Income tax and social contribution tax rate	34%	34%	34%	34%
Income (loss) at the statutory combined tax rate	139,471	(111,781)	537,120	(4,694)

Adjustments to calculate the effective tax rate:
Equity results	(103,611)	123,947	(350,970)	63,176
Tax losses from wholly-owned subsidiaries	(10,613)	(21,296)	(63,336)	(57,025)
Nontaxable revenues, net	(43)	(13,584)	(167)	(13,695)
Exchange variation on foreign investments	(24,237)	(1,644)	(126,188)	(4,279)
Interest on shareholders’ equity	-	25,325	(4,507)	17,426
Benefit on tax losses and temporary differences constituted	-	130	61	-
Total income tax	967	1,097	(7,987)	909

Income taxes
Current	665	143	(3,668)	-
Deferred	302	954	(4,319)	909
Total income taxes	967	1,097	(7,987)	909

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	Three-month period ended		Nine-month period ended
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
		(Restated)		(Restated)

Income (loss) before income taxes	(205,384)	354,120	(1,137,392)	106,859
Income tax and social contribution tax rate	34%	34%	34%	34%
Income (loss) at the statutory combined tax rate	69,831	(120,401)	386,713	(36,332)

Adjustments to calculate the effective tax rate:
Equity results	70	44	122	88
Tax losses from wholly-owned subsidiaries	(27,655)	(21,296)	(82,044)	(57,025)
Income tax on permanent differences and others	111,769	19,355	274,300	67,824
Nontaxable revenues, net	-	1,483	-	40,089
Exchange variation on foreign investments	(110,127)	18,236	(257,355)	15,131
Interest on shareholders’ equity	-	1,473	4,050	3,835
Benefit on tax losses and temporary differences constituted (not constituted)	(147,356)	230,886	(544,470)	(49,927)
Use of tax credits in non-recurring installment payments (*)	-	6,330	(3,892)	225,069
Total income tax	(103,468)	136,110	(222,576)	208,752

Income taxes
Current	83,980	(43,321)	(7,504)	(197,688)
Deferred	(187,448)	179,431	(215,072)	406,440
Total income taxes	(103,468)	136,110	(222,576)	208,752

(*) On March 10, 2017, the subsidiary GLA adhered to the Tax Regularization Program (“PRT”), including tax debts that matured on November 30, 2016. The PRT program was consolidated on June 29, 2018, which resulted in reduced debt and lower use of tax credit.

On January 1, 2018, the Company recorded a tax effect of R$880 related to the initial adoption of IFRS 9 on the allowance for doubtful accounts under equity. For further information, see Note 2.3.

10. Deposits

	Parent Company		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Judicial deposits (a)	58,157	50,953	688,837	508,515
Maintenance deposits (b)	-	-	676,575	484,565
Deposits in guarantee for lease agreements (c)	10,010	13,783	185,645	170,679
Total	68,167	64,736	1,551,057	1,163,759

(a)   Judicial deposits

Judicial deposits and escrow accounts represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the amount in escrow accounts is related to civil and labor claims arising from the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of September 30, 2018, the blocked amounts regarding Varig S.A.’s succession lawsuits and third-party lawsuits were R$113,557 and R$75,325, respectively (R$108,860 and R$74,300 as of December 31, 2017, respectively).

(b)   Maintenance deposits

The Company made deposits in U.S. dollars for maintenance of aircraft and engines that will be used in future events as set forth in some lease contracts.

The maintenance deposits do not exempt the Company, as lessee, neither from the contractual obligations relating to maintenance nor from risk associated with operating activities. The Company holds the right to select any of the maintenance service providers or to perform such services internally.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company has two categories of maintenance deposits:

i.

Maintenance guarantee: related to individual deposits refundable at the end of the agreement, which may also be used in maintenance events, depending on negotiations with lessors. The balance as of September 30, 2018 was R$215,258 (R$218,361 as of December 31, 2017).

ii.

Maintenance reserve: related to amounts paid monthly based on the utilization of aircraft components, which may be used in maintenance events, according to the lease agreement. As of September 30, 2018, the balance of this reserve was R$461,317 (R$266,204 as of December 31, 2017).

(c)    Deposits in guarantee for lease agreements

As required by its lease agreements, the Company holds guarantee deposits in U.S. dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

11. Transactions with related parties

11.1.          Loan agreements - noncurrent assets and liabilities

Parent Company

       The Company maintains assets and liabilities from loan agreements with its subsidiary GLA without interest, as shown in the table below:

	Assets		Liabilities
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
GLAI - GLA	48,642	36,876	139,343	112,869
GAC - GLA	125,797	-	26,401	21,813
Gol Finance - GLA	2,061,315	1,533,715	328	328
Total	2,235,754	1,570,591	166,072	135,010

Additionally, the Parent Company has inter-company accounts among Gol Finance, Gol Finance Inc. and GAC, as shown below:

	Assets		Liabilities
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
GAC - GLAI	-	-	151,476	125,148
GAC - Gol Finance Inc.	2,984	32,238	1,143,112	961,212
Gol Finance - GAC	482,339	434,418	-	-
Gol Finance - GLAI	-	-	24,422	24,313
Gol Finance - Gol Finance Inc.	902,290	845,852	265,598	560,472
Total	1,387,613	1,312,508	1,584,608	1,671,145

These transactions are eliminated in the Parent Company's accounts as the transactions were entered with foreign entities considered an extension of the Company’s operations.

11.2.   Transportation and consulting services

All agreements related to transportation and consulting services are held by GLA. The related parties for these services are listed below, together with the object of the agreements and their main contractual conditions:

Viação Piracicabana Ltda.: provides airport shuttle services for passengers, luggage and employees. As of July 1, 2017, an Assignment Agreement was entered into between Breda Transportes e Serviços S.A. (“Assignor”) and Viação Piracicabana Ltda. (“Assignee”), through which the Assignee will be responsible for the rights and obligations as of the execution of the Assignment Agreement. The agreement expires on November 6, 2018.

Expresso União: provides transportation to employees. This agreement was terminated in March 2017.

Pax Consultoria Empresarial e Participações Ltda.: provides consulting and advisory services, and the agreement has no expiration date.

Aller Participações: provides consulting and advisory services, and the agreement has no expiration date.

Limmat Participações S.A.: provides consulting and advisory services, and the agreement has no expiration date.

Expresso Caxiense S.A.: provides airport shuttle services for passengers, luggage and employees, and the agreement expires on September 26, 2019.

As of September 30, 2018, GLA recognized total expenses related to these services of R$9,358 (R$8,583 as of September 30, 2017). On the same date, the balance payable to the related companies was R$1,107 (R$769 as of December 31, 2017), and was mainly related to services provided by Viação Piracicabana Ltda.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

11.3.   Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, GLA entered into agreements with the related parties Empresa de Ônibus Pássaro Marron S.A., Viação Piracicabana Ltda., Thurgau Participações S.A., Comporte Participações S.A., Quality Bus Comércio De Veículos S.A., Empresa Princesa Do Norte S.A., Expresso União Ltda., Breda Transporte e Serviços S.A., Oeste Sul Empreendimentos Imobiliários S.A. SPE., Empresa Cruz De Transportes Ltda., Expresso Maringá do Vale S.A., Glarus Serviços Tecnologia e Participações S.A., Expresso Itamarati S.A., Transporte Coletivo Cidade Canção Ltda., Limmat Participações S.A., Turb Transporte Urbano S.A., Vaud Participações S.A., Aller Participações S.A. and BR Mobilidade Baixada Santista S.A. SPE, all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify billing and facilitate payment between the participating companies.

11.4.   Agreement to use the VIP lounge

On April 9, 2012, the Company entered into an agreement with Delta Air Lines Inc. (“Delta Air Lines”) for the mutual use of the VIP lounge, with expected payments of US$20 per passenger. On August 30, 2016, the companies signed a contractual amendment establishing a prepayment for the use of the VIP lounge in the amount of US$3,000. As of September 30, 2018, the outstanding balance was R$5,304 (R$6,779 as of December 31, 2017).

11.5.    Contract for maintenance of parts and financing engine maintenance

In 2010, GLA entered into an engine maintenance service agreement with Delta Air Lines. The maintenance agreement was renewed on December 22, 2016 and will expire on December 31, 2020.

On January 31, 2017, the subsidiary GLA entered into a Loan Agreement with Delta Air Lines in the amount of US$50 million, maturing on December 31, 2020, with a refund obligation to be performed by the Company, GLA and Gol Finance, pursuant to the refund agreement entered into on August 19, 2015, with personal guarantee granted by the Company to the subsidiary GAC. Under the terms of this agreement, the Company holds flexible payment maturities regarding engine maintenance services, through a credit limit available.

In the nine-month period ended September 30, 2018, expenses incurred for components maintenance services provided by Delta Air Lines amounted to R$242,964 (R$396,013 as of September 30, 2017). As of September 30, 2018, the outstanding balance with Delta Air Lines recorded under “Suppliers” totaled R$193,878 (R$372,511 as of December 31, 2017).

11.6.   Term loan guarantee

On August 31, 2015, through its subsidiary Gol Finance, the Company issued a term loan in the amount of US$300 million through Morgan Stanley, with a term of 5 years and effective interest rate of 6.7% p.a. The Term Loan has an additional guarantee provided by Delta Air Lines.  For additional information, see Note 17.

11.7.   Commercial partnership agreement

On February 19, 2014, the Company signed an exclusive strategic partnership agreement for long-term business cooperation with AirFrance-KLM with the purpose of sales activities improvements and codeshare expansion and mileage programs benefits between the companies for the customers in the Brazilian and European markets. The agreement provides for the incentive investment in the Company in the amount of R$112,152, already fully received by the Company. The agreement will mature within 5 years and the installments will be amortized on a monthly basis. As of September 30, 2018, the Company had deferred revenue in the amount of R$8,565 recorded as "Other liabilities" in current liabilities (R$20,557 and R$3,426 as of December 31, 2017, in current and noncurrent liabilities, respectively).

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

On January 1, 2017, the Company entered into an agreement to expand its strategic partnership with Airfrance-KLM in order to include engine maintenance and repair services. In the nine-month period ended September 30, 2018, expenses incurred for components maintenance services provided by AirFrance-KLM amounted to R$128,569 (R$159,562 as of September 30, 2017). As of September 30, 2018, the Company had an outstanding balance with AirFrance-KLM recorded under suppliers in the amount of R$190,443 (R$157,264 as of December 31, 2018).

11.8.   Remuneration of key management personnel

	Three-month period ended		Nine-month period ended
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Salaries and benefits (*)	18,206	14,798	51,912	40,375
Related taxes and charges	4,646	1,006	9,233	3,717
Share-based payments	2,560	2,756	7,434	6,921
Total	25,412	18,560	68,579	51,013

(*) Includes the Board of Directors’ and Audit Committee’s compensation.

As of September 30, 2018 and 2017, the Company did not offer post-employment benefits, and there were no severance benefits or other long-term benefits for the management and other employees. Specific benefits can be provided to the Company’s key management personnel, limited to a short-term period.

12. Share-based payments

The Company has two share-based payment plans offered to its management personnel: the Stock option plan and the Restricted share plan. Both plans stimulate and promote the alignment of the Company’s goals with management and employees, and mitigate risks for the Company resulting from the loss of executives, strengthening the productivity and commitment of these executives to long-term results.

12.1.   Stock option plan - GLAI

The beneficiaries of the Company’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three years from the grant date, provided that they maintain their employment relationship up to the end of this period.

The stock options vest 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. For stock options granted, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the B3.

Year of grant	Date of approval	Total options granted	Number of options outstanding	Exercise price of the option (in Reais)	Fair value at grant date (in Reais)	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2009 (a)	02/04/2009	1,142,473	60,980	10.52	8.53	76.91%	-	12.66%	0.2
2010 (b)	02/02/2010	2,774,640	759,093	20.65	16.81	77.95%	2.73%	8.65%	1.2
2011	12/20/2010	2,722,444	523,446	27.83	16.07 (c)	44.55%	0.47%	10.25%	2.1
2012	10/19/2012	778,912	309,961	12.81	5.32 (d)	52.25%	2.26%	9.00%	4.0
2013	05/13/2013	802,296	310,229	12.76	6.54 (e)	46.91%	2.00%	7.50%	4.5
2014	08/12/2014	653,130	284,541	11.31	7.98 (f)	52.66%	3.27%	11.00%	5.8
2015	08/11/2015	1,930,844	1,042,644	9.35	3.37 (g)	55.57%	5.06%	13.25%	6.8
2016	06/30/2016	5,742,732	4,040,374	2.62	1.24 (h)	98.20%	6.59%	14.25%	7.7
2017	08/08/2017	947,767	763,545	8.44	7.91 (i)	80.62%	1.17%	11.25%	8.8
2018	05/24/2018	718,764	593,246	20.18	12.68 (j)	55.58%	0.60%	6.50%	9.6
Total		18,214,002	8,688,059	9.30					6.57

(a)   In April 2010, an additional grant of 216,673 shares referring to the 2009 plan was approved.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

(b)   In April 2010, an additional grant of 101,894 shares referring to the 2010 plan was approved.

(c)   The fair value is calculated by the average value from R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

(d)   The fair value is calculated by the average value from R$6.04, R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

(e)   The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and 2015).

(f)    The fair value is calculated by the average value from R$8.20, R$7.89 and R$7.85 for the respective periods of vesting (2014, 2015 and 2016).

(g)   The fair value is calculated by the average value from R$3.61, R$3.30 and R$3.19 for the respective periods of vesting (2015, 2016 and 2017).

(h)   On July 27, 2016, an additional grant of 900,000 shares referring to the 2016 plan was approved. The fair value was calculated by the average value from R$1.29, R$1.21 and R$1.22 for the respective periods of vesting (2017, 2018 and 2019).

(i)    The fair value is calculated by the average value from R$8.12, R$7.88 and R$7.72 for the respective periods of vesting (2017, 2018 and 2019).

(j)     The fair value is calculated by the average value from R$13.26, R$12.67 and R$12.11 for the respective periods of vesting (2018, 2019 and 2020).

The movement of the stock options outstanding for the nine-month period ended September 30, 2018 is as follows:

	Number of stock options	Weighted average exercise price

Options outstanding as of December 31, 2017	9,040,293	8.63
Options granted	718,764	20.18
Options canceled and adjustments in estimated prescribed rights	(16,276)	9.51
Options exercised	(1,054,722)	9.42
Options outstanding as of September 30, 2018	8,688,059	9.30

Number of options exercisable as of:
December 31, 2017	7,307,151	9.59
September 30, 2018	7,561,411	7.72

12.2.   Restricted share plan - GLAI

The Company’s restricted share plan was approved at the Extraordinary Shareholders’ Meeting of October 19, 2012, and the first grants were approved at the Board of Directors’ Meeting of November 13, 2012.

Year of grant	Date of approval	Total shares granted	Total vested shares	Average fair value at grant date
2015	08/11/2015	1,207,037	875,923	9.35
2016	06/30/2016	4,007,081	2,955,971	2.62
2017	08/08/2017	1,538,213	1,215,028	8.44
2018	05/24/2018	773,463	640,084	20.18
Total		7,525,794	5,687,006

The movement of restricted shares for the nine-month period ended September 30, 2018 is as follows:

Total restricted shares
Restricted shares outstanding as of December 31, 2017	5,297,191
Restricted shares granted	773,463
Restricted shares cancelled and adjustments in estimated expired rights	703,950
Restricted shares transferred (*)	(1,087,598)
Restricted shares outstanding as of September 30, 2018	5,687,006

(*) During the nine-month period ended September 30, 2018, the Company transferred 1,012,222 shares throught treasuty shares and 75,376 shares through cash payment. The restricted shares transferred totaled R$20,600.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

12.3.   Stock option plan – Smiles Fidelidade

The beneficiaries of the Company’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three years from the grant date, provided that they maintain their employment relationship up to the end of this period.

The stock options vest 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. For stock options granted, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the B3.

Year of grant	Date of approval	Total options granted	Number of options outstanding	Exercise price of the option (in Reais)	Average fair value at grant date	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2013	08/08/2013	1,058,043	54,003	21.70	4.25 (a)	36.35%	6.96%	7.40%	4.8
2014	02/04/2014	1,150,000	48,050	31.28	4.90 (b)	33.25%	10.67%	9.90%	5.3
2018	07/31/2018	1,300,000	975,000	52.67	8.93 (c)	41.28%	9.90%	6.39%	9.8
Total		3,508,043	1,077,053

(a)         Average fair value in Brazilian reais calculated for the stock options was R$4.84 and R$4.20 for the vesting periods in 2013 and 2014, and R$3.73 for the vesting periods in 2015 and 2016.

(b)         Average fair value in Brazilian reais calculated for the stock options was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.37 for the respective vesting periods from 2014 to 2018.

(c)         Average fair value in Brazilian reais calculated for the 2018 stock options was R$8.17, R$8.63, R$9.14, and R$9.77 for the respective vesting periods from 2019 to 2022.

The movement of the stock options outstanding for the nine-month period ended September 30, 2018 is as follows:

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2017	253,053	29.24
Options granted	1,300,000	52.67
Adjustments in estimated prescribed rights	(325,000)	52.67
Options exercised	(151,000)	11.72
Options outstanding as of September 30, 2018	1,077,053	50.17

In the nine-month period ended September 30, 2018, the Company recorded in equity share-based payments in the amount of R$12,980 attributable to controlling shareholders and R$386 to non-controlling interests from Smiles (R$8,362 attributable to controlling shareholders and R$151 attributable to non-controlling interests from Smiles in the period ended September 30, 2017) for the above-mentioned plans, with a counter entry in profit or loss under “Salaries”.

In addition, management and employees are granted additional bonuses settled in cash referenced to Smiles Fidelidade shares in order to strengthen their commitment to results and productivity. As of September 30, 2018, the balance of this obligation totaled R$3,839 recorded under “Salaries”, referenced to 83,457 equivalent shares of Smiles Fidelidade. In the three- and nine-month periods ended September 30, 2018, Smiles Fidelidade recorded under “Salaries” the amounts of R$946 and R$4,390 related to these bonuses, recognized in profit or loss for the period.

13. Investments

Investments in the GAC, Gol Finance and Gol Finance Inc. offshore subsidiaries are essentially seen as an extension of the Company and summed line by line with the GLAI parent company. Therefore, only Smiles Fidelidade and GLA are investments in the GLAI parent company.

As of September 30, 2018, the consolidated investment balance comprised SCP Trip, held by GLA.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

As of September 30, 2018, our investee Netpoints Fidelidade recorded negative equity. As a result, Smiles Fidelidade (holder of 25.4% of Netpoints’ capital stock) did not recognize additional losses based on CPC 18 - “Investments in Associates and Joint Ventures”. The company will resume recording equity results when Netpoints’ equity fully recovers its accumulated losses.

In the nine-month period ended September 30, 2018, GLAI made an advance payment for future capital increase to the subsidiary GLA. In the same period, GLA returned said amount to GLAI, with no impact to the subsidiary’s capital stock.

The financial information of the Company’s investees and the changes in the investments balance for the nine-month period ended September 30, 2018 are as follows:

	Parent Company		Consolidated
	GLA	Smiles Fidelidade	Trip	Netpoints
Relevant information of the subsidiaries
Total number of shares	5,262,335,049	124,007,953	-	130,492,408
Capital stock	4,554,280	44,874	1,318	75,351
Interest	100.0%	52.7%	60.0%	25.4%
Total equity (deficit)	(3,764,491)	991,058	2,842	(20,758)
Unrealized profits in the period (a)	-	(93,528)	-	-
Adjusted equity (deficit) (b)	(3,764,491)	428,474	1,693	(5,273)
Net income (loss) for the period	(1,263,742)	481,277	599	(3,613)
Unrealized profits in the period (a)	-	(22,020)	-	-
Adjusted net income (loss) for the period attributable to the Company’s interest	(1,263,742)	231,476	360	(918)

(a)   Corresponds to transactions involving revenue from mileage redemption for airline tickets by members in the Smiles Program which, for the purposes of consolidated financial statements, are only accrued when program members are actually transported by GLA.

(b)   Adjusted shareholders' equity corresponds to the percentage of total shareholders' equity net of unrealized profits.

	Parent Company			Consolidated
	GLA	Smiles Fidelidade	Total	Trip
Changes in investments
Balances as of December 31, 2017	(2,590,503)	388,235	(2,202,268)	1,333
Adoption of accounting standard (a)	(19,575)	-	(19,575)	-
Balances as of December 31, 2017 (Restated)	(2,610,078)	388,235	(2,221,843)	1,333
Adoption of accounting standard (b)	1,632	43	1,675	-
Equity results	(1,263,742)	231,476	(1,032,266)	360
Unrealized gains on hedges	110,195	-	110,195	-
Equity interest dilution effects	-	(561)	(561)	-
Dividends and interest on shareholders’ equity	-	(191,906)	(191,906)	-
Other equity changes in investments	-	1,187	1,187	-
Amortization of losses on sale-leaseback transactions (c)	(2,498)	-	(2,498)	-
Balances as of September 30, 2018	(3,764,491)	428,474	(3,336,017)	1,693

(a)     On January 1, 2018, the Company adopted CPC 47 – “Revenue from Contracts with Customers” (IFRS 15), which resulted in the recording of R$19,575 directly in GLA’s equity. For further information, see Note 2.3.

(b)    On January 1, 2018, the Company adopted CPC 48 – “Financial Instruments” (IFRS 9). For further information, see Note 2.3.

(c)     The subsidiary GAC has a net balance of deferred losses and gains on sale-leaseback, whose deferral is subject to the payment of contractual installments made by the subsidiary GLA. Accordingly, the net balance to be deferred is essentially part of the net investment of the Parent Company in GLA. The net balance to be deferred in the nine-month period ended September 30, 2018 was R$389 (R$2,887 in the year ended December 31, 2017). For further information, see Note 27.2.

14. Earnings (loss) per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Preferred shares hold economic power and the right to 35 times more dividends than common shares. The Company believes that the economic power of preferred shares is more than that of common shares. As a result, income for the year attributable to equity holders of the parent is allocated in proportion to their interest in the total common and preferred shares.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Earnings (loss) per share are calculated by dividing the net income or loss by the weighted average number of all classes of shares outstanding during the period.

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. The Company has only the stock option plan in the category of potentially dilutive shares, see Note 12. However, due to losses recorded in the three- and nine-month periods ended September 30, 2018, these instruments issued by the parent company have no dilutive effect and therefore were not included in the total quantity of outstanding shares.

	Parent Company and Consolidated
	Three-month period ended
	09/30/2018			09/30/2018
	Common	Preferred	Total	Common	Preferred	Total
				(Restated)
Numerator
Net income (loss) for the period attributable to equity holders of the parent	(96,013)	(313,228)	(409,241)	136,644	193,220	329,864

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	266,925		5,035,037	203,422
Effect of dilution from stock options	-	-		-	2,633
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	266,925		5,035,037	206,055
Basic earnings (loss) per share	(0.034)	(1.173)		0.027	0.950
Diluted earnings (loss) per share	(0.034)	(1.173)		0.027	0.938

	Parent Company and Consolidated
	Nine-month period ended
	09/30/2018			09/30/2017
	Common	Preferred	Total	Common	Preferred	Total
				(Restated)
Numerator
Net income (loss) for the period attributable to equity holders of the parent	(373,024)	(1,214,728)	(1,587,752)	6,104	8,612	14,716

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	266,440		5,035,037	202,978
Effect of dilution from stock options	-	-		-	2,337
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	266,440		5,035,037	205,315
Basic earnings (loss) per share	(0.130)	(4.559)		0.001	0.042
Diluted earnings (loss) per share	(0.130)	(4.559)		0.001	0.042

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

15. Property, plant and equipment

Parent Company

As of September 30, 2018, the balance of advances for the acquisition of aircraft totaled R$70,462 corresponding to prepayments made based on the contract with Boeing, AWAS and GECAS to purchase eight 737-MAX aircraft, see Note 27. As of December 31, 2017, the Company did not have balances of advances for the acquisition of aircraft related to contract renegotiations carried out throughout 2016. In addition, the residual value of the ownership rights on the aircraft totaled R$254,206 as of September 30, 2018 (R$323,013 as of December 31, 2017), both recorded in the subsidiary GAC.

Changes in the property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Advances for property, plant and equipment acquisition	Total
As of December 31, 2017	323,013	-	323,013
Additions	-	70,462	70,462
Disposals	(68,807)	-	(68,807)
As of September 30, 2018	254,206	70,462	324,668

Consolidated

	09/30/2018				12/31/2017
	Average annual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount

Flight equipment
Aircraft held under finance leases	5.6%	1,563,148	(509,643)	1,053,505	1,351,436
Sets of replacement parts and spare engines	6.6%	1,550,748	(564,034)	986,714	850,477
Aircraft reconfigurations/overhauling	27.3%	2,303,308	(1,232,373)	1,070,935	865,761
Aircraft and safety equipment	10.0%	856	(512)	344	405
Tools	10.0%	42,762	(20,422)	22,340	18,075
Total		5,460,822	(2,326,984)	3,133,838	3,086,154

Impairment losses (*)	-	(26,076)		(26,076)	(26,076)
Total flight equipment		5,434,746	(2,326,984)	3,107,762	3,060,078

Property, plant and equipment in use
Vehicles	20.0%	11,512	(9,491)	2,021	1,448
Machinery and equipment	10.0%	58,978	(40,762)	18,216	20,042
Furniture and fixtures	10.0%	30,039	(17,729)	12,310	11,509
Computers and peripherals	20.0%	41,290	(31,555)	9,735	8,994
Communication equipment	10.0%	2,672	(2,053)	619	703
Facilities	-	1,609	(1,299)	310	312
Maintenance center - Confins	10.4%	107,127	(88,592)	18,535	26,918
Leasehold improvements	19.2%	58,089	(25,697)	32,392	13,540
Construction in progress	-	15,538	-	15,538	33,503
Total property, plant and equipment in use		326,854	(217,178)	109,676	116,969

Total		5,761,600	(2,544,162)	3,217,438	3,177,047

Advances for property, plant and equipment acquisition	-	102,071	-	102,071	18,720

Total property, plant and equipment		5,863,671	(2,544,162)	3,319,509	3,195,767

(*) Refers to provisions for impairment losses for rotable items, classified under "Sets of replacement parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of economic benefits.

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment	Advances for property, plant and equipment acquisition	Other	Total
Balances as of December 31, 2016	1,411,932	1,405,144	87,399	120,535	3,025,010
Additions	-	827,658	263,328	30,511	1,121,497
Disposals	(5,639)	(135,381)	(332,007)	(10,506)	(483,533)
Depreciation	(54,857)	(388,779)	-	(23,571)	(467,207)
Balances as of December 31, 2017	1,351,436	1,708,642	18,720	116,969	3,195,767
Additions	-	752,515	254,228	14,891	1,021,634
Disposals	(261,463)	(9,544)	(170,877)	-	(441,884)
Depreciation	(36,468)	(397,356)	-	(22,184)	(456,008)
Balances as of September 30, 2018	1,053,505	2,054,257	102,071	109,676	3,319,509

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

16. Intangible assets

	Consolidated
	Goodwill	Airport operating rights	Software	Total
Balances as of December 31, 2016	542,302	1,038,900	158,514	1,739,716
Additions	-	-	55,449	55,449
Disposals	-	-	(9,662)	(9,662)
Amortization	-	-	(38,218)	(38,218)
Balances as of December 31, 2017	542,302	1,038,900	166,083	1,747,285
Additions	-	-	55,956	55,956
Amortization (*)	-	-	(33,840)	(33,840)
Balances as of September 30, 2018	542,302	1,038,900	188,199	1,769,401

(*) The weighted average rate of amortizations is 25.30% p.a.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

17. Short and long-term debt

			Parent Company		Consolidated
	Maturity of the contract	Interest rate	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Short-term debt
Local currency
Debentures VI (e)	Sep. 2019	132% of DI	-	-	1,017,815	395,093
Interest accrued	-	-	-	-	43,463	23,921
Foreign currency (US$)			-
J.P. Morgan (a)	Aug. 2019	Libor 3m+0.75% p.a.	-	-	25,339	43,909
Finimp (b)	Dec. 2018	5.47% p.a.	-	-	453,749	240,973
Engine Facility (Cacib) (c)	Jun. 2021	Libor 3m+2.25% p.a.	-	-	20,791	17,145
ExIm (Cacib) (d)	Apr. 2020	Libor 3m+0.75% p.a.	-	-	132,690	47,507
Senior Notes V (i)	Dec. 2018	9.71% p.a.	-	23,258	-	23,258
PK Finance (o)	Aug. 2026	6.37% p.a.	-	-	13,416	7,883
Interest accrued	-	-	55,182	71,769	67,552	74,989
			55,182	95,027	1,774,815	874,678

Finance leases	Jun. 2025	3.95% p.a.	-	-	308,921	288,194

Total short-term debt			55,182	95,027	2,083,736	1,162,872

Long-term debt
Local currency
Debentures VI (e)	Sep. 2019	132% of DI	-	-	-	617,333
Foreign currency (US$)
J.P. Morgan (a)	Aug. 2019	Libor 3m+0.75% p.a.	-	-	-	12,451
Engine Facility (Cacib) (c)	Jun. 2021	Libor 3m+2.25% p.a.	-	-	156,544	142,137
ExIm (Cacib) (d)	Apr. 2020	Libor 3m+0.75% p.a.	-	-	54,777	35,634
PK Finance (o)	Aug. 2026	6.37% p.a.	-	-	127,911	78,239
Senior Notes II (f)	Jul. 2020	9.64% p.a.	-	314,589	-	314,589
Senior Notes III (g)	Feb. 2023	11.30% p.a.	-	69,074	-	69,074
Senior Notes IV (h)	Jan. 2022	9.24% p.a.	363,822	299,524	363,822	299,524
Senior Notes VI (j)	Jul. 2021	9.87% p.a.	-	127,181	-	127,181
Senior Notes VII (k)	Dec. 2028	9.84% p.a.	-	54,752	-	54,752
Senior Notes VIII (l)	Jan. 2025	7.09% p.a.	2,524,064	1,597,713	2,524,064	1,597,713
Perpetual Notes (m)	-	8.75% p.a.	616,204	509,105	530,382	438,201
Term Loan (n)	Aug. 2020	6.70% p.a.	1,183,640	968,010	1,183,640	968,010
			4,687,730	3,939,948	4,941,140	4,754,838

Finance leases	Jun. 2025	3.95% p.a.	-	-	979,368	1,187,957

Total long-term debt			4,687,730	3,939,948	5,920,508	5,942,795

Total			4,742,912	4,034,975	8,004,244	7,105,667

(a)   Issuance of 3 series of Guaranteed Notes to finance engine maintenance, as described in Note 11.5.

(b)   Credit line with Banco do Brasil, Santander and Safra of import financing for purchase of spare parts and aircraft equipment. The maturities are from October to December, 2018.

(c)   Credit line raised on September 30, 2014 with Credit Agricole.

(d)   Credit line raised on June 29, 2018 with Credit Agricole.

(e)   Issuance of 105,000 debentures by GLA on September 30, 2015 for early settlement of the Debentures IV and V.

(f)    Issuance of Senior Notes II by Gol Finance Inc. on July 13, 2010 in order to repay debts held by the Company. In the nine-month period ended September 30, 2018, the financing was prepaid (for further information, see Note 17.3).

(g)   Issuance of Senior Notes III by GLA on February 7, 2013 in order to finance the prepayment of debts due within the next 3 years. The total amount of Senior Notes was transferred to Gol Finance along with the financial investments acquired on the date of issuance, and the financing was prepaid (for further information, see Note 17.3).

(h)   Issuance of Senior Notes IV by Gol Finance on September 24, 2014 in order to finance partial repurchase of Senior Notes I, II and III.

(i)    Issuance of Senior Notes series V by Gol Finance on July 7, 2016, as a result of the private Exchange Offer of Senior Notes I, II, III, IV and Perpetual Notes. In the nine-month period ended September 30, 2018, the financing was prepaid (for further information, see Note 17.3).

(j)    Issuance of Senior Notes series VI by Gol Finance on July 7, 2016, as a result of the private Exchange Offer of Senior Notes I, II, III, IV and Perpetual Notes. In the nine-month period ended September 30, 2018, the financing was prepaid (for further information, see Note 17.3).

(k)   Issuance of Senior Notes series VII by Gol Finance on July 7, 2016, as a result of the private Exchange Offer of Senior Notes I, II, III, IV and Perpetual Notes. In the nine-month period ended September 30, 2018, the financing was prepaid (for further information, see Note 17.3).

(l)    Issuances of Senior Notes series VIII by Gol Finance on December 11, 2017 and February 2, 2018 to repurchase Senior Notes and for other general purposes.

(m)  Issuance of Perpetual Notes by Gol Finance on April 5, 2006 to finance aircraft purchase and repayment of loans.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Total debt includes issuance costs of R$75,253 as of September 30, 2018 (R$101,795 as of December 31, 2017), which are amortized over the term of the related debt.

As of September 30, 2018, the maturities of long-term debt, except financial lease agreements, were as follows:

	Parent Company
	2020	2021	2022	2022 onwards	Without maturity date	Total
Foreign currency (US$)
Senior Notes IV	-	-	363,822	-	-	363,822
Senior Notes VIII	-	-	-	2,524,064	-	2,524,064
Perpetual Notes	-	-	-	-	616,204	616,204
Term Loan	1,183,640	-	-	-	-	1,183,640
Total	1,183,640	-	363,822	2,524,064	616,204	4,687,730

	Consolidated
	2019	2020	2021	2022	2022 onwards	Without maturity date	Total
Foreign currency (US$)
Engine Facility (Cacib)	5,135	20,870	130,539	-	-	-	156,544
ExIm (Cacib)	24,325	30,452	-	-	-	-	54,777
PK Finance	3,419	14,086	14,734	15,406	80,266	-	127,911
Senior Notes IV	-	-	-	363,822	-	-	363,822
Senior Notes VIII	-	-	-	-	2,524,064	-	2,524,064
Perpetual Notes	-	-	-	-	-	530,382	530,382
Term Loan	-	1,183,640	-	-	-	-	1,183,640
Total	32,879	1,249,048	145,273	379,228	2,604,330	530,382	4,941,140

The fair value of debt as of September 30, 2018 is as follows:

	Parent Company		Consolidated
	Book value (c)	Market value	Book value (c)	Market value
Senior Notes and Perpetual Notes (a)	3,552,855	2,988,927	3,467,036	2,919,471
Term Loan (a)	1,190,057	1,201,170	1,190,057	1,201,170
Debentures (b)	-	-	1,061,278	1,081,658
Other	-	-	997,584	1,096,232
Total	4,742,912	4,190,097	6,715,955	6,298,531

(a) Fair value obtained through current market quotations.

(b) Fair value obtained through internal method valuation.

(c) The book value presented is net of interest and issue costs.

17.1.    Covenants

As of September 30, 2018, long-term debt (excluding perpetual notes and finance leases) that amounted to R$4,410,758 (R$4,316,637 as of December 31, 2017) is subject to restrictive covenants, including but not limited to those that require the Company to maintain liquidity requirements and interest expenses coverage.

The Company has restrictive covenants on the Term Loan and Debentures VI with the following financial institutions: Bradesco and Banco do Brasil. In the Term Loan, the Company must make deposits for reaching contractual limits of the debt pegged to the U.S. dollar. As of September 30, 2018, the Company did not have collateral deposits linked to the contractual limits of the Term Loan.  As of September 30, 2018, Debentures VI were subject to the following covenants measured half-yearly: (i) net debt/EBITDAR below 5.52 and (ii) debt coverage ratio (ICSD) of at least 1.31. According to the most recent measurements on June 30, 2018, the ratios obtained were: (i) net debt/EBITDAR of 4.50; and (ii) debt coverage ratio (ICSD) of 2.04. Under the indenture, these indicators must be measured every six months and the next measurement will occur at the end of the second half of 2018. As a result, as of September 30, 2018, the Company was in compliance with the Debentures’ covenants.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

17.2.     Restructuring and new issuances of loans and financing obtained in the nine-month period ended September 30, 2018

Import financing (Finimp): The Company, through its subsidiary GLA, obtained funding in the period and renegotiated the maturities of the agreements, with the issue of promissory notes as collateral for these transactions, which are part of a credit line maintained by the Company for import financing in order to carry out engine maintenance, purchase spare parts and aircraft equipment.  The funding operations are as follows:

Transaction date	Bank	Principal amount		Interest	Maturity date
		(US$ thousand)	(R$ thousand)	rate (p.a.)
New issuances
01/12/2018	Banco Safra	4,722	15,202	5.10%	01/07/2019
03/02/2018	Banco Santander	6,531	21,301	5.75%	03/01/2019
03/09/2018	Banco Santander	6,731	21,874	5.44%	09/05/2018
03/23/2018	Banco Santander	7,447	24,606	5.63%	09/19/2018
04/20/2018	Banco do Brasil	7,121	24,285	5.75%	10/17/2018
04/27/2018	Banco do Brasil	14,395	49,919	5.76%	10/24/2018
05/04/2018	Banco Santander	7,710	27,225	6.19%	10/31/2018

Renegotiations
01/05/2018	Banco Safra	2,694	8,731	5.10%	01/07/2019
01/12/2018	Banco Safra	5,245	16,888	5.07%	12/31/2018
01/29/2018	Banco Safra	8,595	27,208	5.20%	01/24/2019
02/05/2018	Banco do Brasil	4,815	15,579	5.48%	01/31/2019
04/16/2018	Banco do Brasil	4,273	14,874	6.73%	04/11/2019
05/29/2018	Banco Safra	5,407	20,205	5.79%	05/24/2019
06/21/2018	Banco do Brasil	9,683	37,335	4.99%	06/14/2019
06/21/2018	Banco Safra	4,570	17,621	5.91%	06/17/2019
06/21/2018	Banco do Brasil	10,436	40,239	4.99%	06/14/2019

Engine maintenance financing (Cacib): On March 27, 2018, the subsidiary GLA obtained a credit line drawn by issuing Guaranteed Notes for engine maintenance services with Delta Air Lines. The amount of the credit line was R$34,928 (US$10,503 on the transaction date), with issuance costs amounting to R$2,005 (US$603 on the transaction date).

On May 4, 2018, the subsidiary GLA obtained a credit line drawn by issuing Guaranteed Notes for engine maintenance services with Delta Air Lines. The amount of the credit line was R$34,928 (US$10,467 on the transaction date), with issuance costs amounting to R$2,001 (US$567 on the transaction date).

On June 29, 2018, the subsidiary GLA obtained a credit line drawn by issuing Guaranteed Notes for engine maintenance services with Delta Air Lines. The amount of the credit line was R$39,710 (US$10,299 on the transaction date), with issuance costs amounting to R$1,538 (US$399 on the transaction date).

On August 29, 2018, the subsidiary GLA obtained a credit line drawn by issuing Guaranteed Notes for engine maintenance services with Delta Air Lines. The amount of the credit line was R$42,597 (US$10,301 on the transaction date), with issuance costs amounting to R$1,658 (US$401 on the transaction date).

Additional issue of Senior Notes 2025: On February 2, 2018, the Company, through its subsidiary Gol Finance, carried out an additional issue of Senior Notes VIII due in 2025, in the amount of R$480,900 (US$150 million on the transaction date), with issuance costs totaling R$45,172 (US$9,212 on the transaction date). Senior Notes are guaranteed by Company sureties, with half-yearly interest payments of 7.00% p.a. The proceeds were used to fully redeem Senior Notes II, III, V, VI and VII, and pay related costs and expenses.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

PK Finance: On June 28, 2018, the Company, through its subsidiary GLA, obtained funding with a guarantee of one own engine in the amount of R$43,913 (US$11,400 on the transaction date), with issuance costs amounting to R$578 (US$150 on the transaction date). This type of financing has monthly interest amortization and payment.

The other existing loans and financing of the Company have not been affected by contractual alterations during the nine-month period ended September 30, 2018.

17.3.    Early termination of debt during the nine-month period ended September 30, 2018

As part of the debt restructuring process (as per Note 1), the Company used the proceeds from the additional issue of Senior Notes VIII totaling US$150 million on February 2, 2018 to fully redeem Senior Notes, as shown below:

	Maturities	Transaction	Payments	Premium paid (*)
Senior Notes VI	Jul. 2021	Jan. 2018	41,810	5,644
Senior Notes V	Dec. 2018	Jan. 2018	7,379	-
Senior Notes VII	Dec. 2028	Jan. 2018	18,348	2,477
Senior Notes II	Jul. 2020	Mar. 2018	95,777	1,474
Senior Notes III	Feb. 2023	May. 2018	20,881	1,122
Total in thousands of dollars			184,195	10,717

Total in thousands of Brazilian reais			694,973	35,718

(*) Amounts recorded under “Exchange offer costs” in the financial result.

17.4.     Finance leases

The future payments of finance agreements indexed to U.S. dollars are detailed as follows:

	Consolidated
	09/30/2018	12/31/2017
2018	110,447	333,795
2019	322,222	319,511
2020	308,346	267,477
2021	271,838	224,591
2022	144,276	119,200
2023	72,317	59,748
Thereafter	155,157	267,075
Total minimum lease payments	1,384,603	1,591,397
Less total interest	(96,314)	(115,246)
Present value of minimum lease payments	1,288,289	1,476,151
Less current portion	(308,921)	(288,194)
Noncurrent portion	979,368	1,187,957

The discount rate used to calculate present value of the minimum lease payments was 3.95% as of September 30, 2018 (4.04% as of December 31, 2017). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled by payment in full at the end of the lease agreement. As of September 30, 2018, amounts of withdrawals for the repayment at maturity date of the lease agreements totaled R$173,125 (R$255,644 as of December 31, 2017) and are recorded in non-current debt.

18. Suppliers - Forfaiting

The Company has operations with Banco Safra, Santander and Rendimento that allow suppliers to receive their rights in advance. This type of operation does not change the existing commercial conditions between the Company and its suppliers. Obligations to suppliers have a longer payment term and a discount rate of 1.05% p.m. As of September 30, 2018, the amount recorded under current liabilities totaled R$352,793 (R$78,416 as of December 31, 2017).

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

19.  Taxes payable

	Parent Company		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
PIS and COFINS	15	392	37,681	40,036
Installment payments - PRT and PERT	17,292	22,017	35,124	68,596
Withholding income tax on salaries	34	-	22,472	32,070
ICMS	-	-	46,476	45,492
IRPJ and CSLL payable	-	-	34,392	5,299
Other	43	125	9,911	9,654
Total	17,384	22,534	186,056	201,147

Current	7,777	7,856	129,940	134,951
Noncurrent	9,607	14,678	56,116	66,196

20. Advance ticket sales

As of September 30, 2018, the balance of Advance ticket sales classified in current liabilities was R$1,532,456 (R$1,476,514 as of December 31, 2017) and is represented by 5,565,359 tickets sold and not yet used (4,964,925 as of December 31, 2017) with an average use of 60 days (48 days as of December 31, 2017).

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

21. Provisions

	Consolidated
	Insurance provision	Provision for aircraft and engine return (a)	Provision for legal proceedings (b)	Total
Balances as of December 31, 2017	741	400,851	207,597	609,189
Additional provisions recognized (a)	-	66,296	194,058	260,354
Utilized provisions (b)	-	(9,145)	(164,188)	(173,333)
Foreign exchange rate variation, net	(741)	89,326	(749)	87,836
Balances as of September 30, 2018	-	547,328	236,718	784,046

As of December 31, 2017
Current	741	45,820	-	46,561
Noncurrent	-	355,031	207,597	562,628
Total	741	400,851	207,597	609,189

As of September 30, 2018
Current	-	70,424	-	70,424
Noncurrent	-	476,904	236,718	713,622
Total	-	547,328	236,718	784,046

(a) The additions of provisions for aircraft and engine return also include present value adjustment effects.

(b) The provisions recorded include write-offs due to the revision of estimates and processes settled.

(a)     Provision for aircraft and engine return

This provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft without purchase option as described in the return conditions of the lease contracts, and which is capitalized in property, plant and equipment, under “aircraft reconfigurations/overhauling”.

(b)   Provision for legal proceedings

As of September 30, 2018, the Company and its subsidiaries are parties to lawsuits and administrative proceedings, which are classified into Operational (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations).

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of issues related to overtime, hazard pay, risk premium and wage differences.

The provisions for proceedings whose likelihood of loss is assessed as probable are broken down by type of claim as follows:

	09/30/2018	12/31/2017
Civil	63,657	67,528
Labor	171,185	137,071
Taxes	1,876	2,998
Total	236,718	207,597

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by management and its legal counsel as possible risk of loss, in the estimated amount of R$29,352 for civil claims and R$167,655 for labor claims as of September 30, 2018 (R$30,945 and R$124,062 as of December 31, 2017, respectively), for which no provisions are recognized.

The tax lawsuits below were evaluated by the Company’s management and its legal counsels as being relevant and with possible risk of loss as of September 30, 2018:

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

•         GLA is discussing the non-incidence of the additional 1% COFINS rate on the imports of aircraft and parts, amounting R$59,764 (R$48,596 as of December 31, 2017). The Company’s legal counsel believes that the classification of possible risk was due to the fact that there was no express revocation of the tax relief (zero rate) granted to regular flight transportation companies.

•         Tax on Services (ISS) in the amount of R$22,422 (R$21,222 as of December 31, 2017) arising from assessment notices issued by the Municipality of São Paulo against the Company, in the period from January 2007 to December 2010 regarding a possible ISS taxation on partnerships. The classification of possible risk of loss is a result from the matters under discussion being interpretative, and involves discussions of factual and evidential materials, and has no final positioning of the Superior Courts.

•         Customs Penalty in the amount of R$48,124 (R$57,823 as of December 31, 2017) relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•         BSSF goodwill (BSSF Air Holdings) in the amount of R$106,776 (R$104,213 as of December 31, 2017) related to an infraction notice due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final opinion from the Superior Courts.

•         GLA’s goodwill in the amount of R$82,868 (R$80,198 as of December 31, 2017) resulted from assessment notice related to the deductibility of the goodwill classified as future profitability. The classification of possible risk is a result of the absence of a final opinion from the Superior Courts.

•         In May 2018, the subsidiary Smiles received an infraction notice related to the years of 2014 and 2015, due to: (i) the deductibility of the goodwill allocated to future profitability after the merger of GA Smiles by Smiles S.A. on December 31, 2013, and (ii) the deductibility of financial expenses from the debentures issued in June 2014. The amount of R$116,123 on September 30, 2018 was assessed by Management and its legal counsel as a possible loss, as there are grounds for appeal.

There are other lawsuits that the Company’s Management and its legal counsels assess as possible risk of loss, in the estimated amount of R$213,394 (R$70,762 as of December 31, 2017) which added to the lawsuits mentioned above, totaled R$649,471 as of September 30, 2018 (R$382,814 as of December 31, 2017).

22. Equity

22.1.     Capital stock

As of September 30, 2018, the Company’s capital stock was R$3,092,572 and represented by 3,130,573,263 shares, comprised by 2,863,682,710 common shares and 266,890,553 preferred shares. The Fundo de Investimento em Participações Volluto is the Company’s controlling shareholder, which is equally controlled by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company’s shares are held as follows:

	09/30/2018			12/31/2017
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	49.06%	61.01%	100.00%	49.25%	61.19%
Delta Air Lines, Inc.	-	12.33%	9.44%	-	12.38%	9.47%
AirFrance - KLM	-	1.59%	1.22%	-	1.60%	1.22%
Treasury shares	-	0.00%	0.00%	-	0.10%	0.08%
Other	-	1.03%	0.79%	-	0.93%	0.71%
Free float	-	35.99%	27.54%	-	35.74%	27.33%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock as of September 30, 2018 was R$4.0 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

In the nine-month period ended September 30, 2018, the Company’s Board of Directors approved capital increases through the subscription of shares as a result of the exercise of stock options: (i) on January 11, 2018, in the amount of R$1,500, from the subscription of 161,029 preferred shares; (ii) on May 8, 2018, in the amount of R$5,798, from the subscription of 498,674 preferred shares; and (iii) on August 1, 2018, in the amount of R$2,472, due to the subscription of 331,418 preferred shares.

As of September 30, 2018, the Company’s balance of “Shares to be issued” totaled R$167, due to the subscription of 63,601 preferred shares as a result of the exercise of stock options.

22.2.    Treasury shares

In the nine-month period ended September 30, 2018, the Company repurchased 740,000 shares and transferred 1,012,222 shares to the beneficiaries of the restricted share plan granted on August 11, 2015. As of September 30, 2018, the Company had 6,390 treasury shares, totaling R$126 (278,612 shares in the amount of R$4,168 as of December 31, 2017). As of September 30, 2018, the market value of the treasury shares was R$71 (R$4,068 as of December 31, 2017).

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

23. Revenue

	Consolidated
	Three-month period ended		Nine-month period ended
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
		(Restated)		(Restated)
Passenger transportation (*)	2,835,926	2,604,851	8,015,475	7,188,525
Cargo	99,696	89,149	292,140	253,461
Mileage revenue	110,871	137,458	321,428	415,258
Other revenue	18,133	22,873	66,545	81,116
Gross revenue	3,064,626	2,854,331	8,695,588	7,938,360

Related tax	(172,235)	(183,780)	(485,102)	(516,374)
Net revenue	2,892,391	2,670,551	8,210,486	7,421,986

(*) Of the total amount, R$110,670 and R$343,645 in the three- and nine-month periods ended September 30, 2018, respectively (R$100,593 and R$317,476 in the three- and nine-month periods ended September 30, 2017, respectively), consist of revenues from unused passenger tickets, reissued tickets and cancellation of flight tickets.

Revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical location is as follows:

	Consolidated
	Three-month period ended				Nine-month period ended
	09/30/2018%		09/30/2017%		09/30/2018%		09/30/2017%
			(Restated)				(Restated)
Domestic	2,517,673	87.0	2,332,656	87.3	6,922,373	84.3	6,315,671	85.1
International	374,718	13.0	337,895	12.7	1,288,113	15.7	1,106,315	14.9
Net revenue	2,892,391	100.0	2,670,551	100.0	8,210,486	100.0	7,421,986	100.0

24. Operating costs, selling and administrative expenses

24.1.    Parent Company

	Three-month period ended				Nine-month period ended
	09/30/2018		09/30/2017		09/30/2018		09/30/2017
	Total	%	Total	%	Total	%	Total	%
Salaries (a)	(657)	(0.9)	(1,368)	12.7	(2,657)	(1.3)	(4,527)	17.7
Services provided	(9,411)	(12.8)	(2,797)	25.9	(11,284)	(5.4)	(8,942)	35.1
Other income (expenses), net (b)	83,628	113.7	(6,638)	61.4	221,950	106.7	(12,043)	47.2
Total	73,560	100.0	(10,803)	100.0	208,009	100.0	(25,512)	100.0

(a)         The Company recognizes compensation paid to members of the Audit Committee and the Board of Directors in the "Salaries" line item.

(b)         Includes net gains with sale-leaseback transactions.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

24.2.    Consolidated

	Three-month period ended 09/30/2018
	Cost of services provided	Selling expenses	Administrative expenses	Other operating income, net	Total	%
Salaries (a)	(299,490)	(7,204)	(180,069)	-	(486,763)	17.9
Aircraft fuel	(1,063,238)	-	-	-	(1,063,238)	39.2
Aircraft rent	(296,622)	-	-	-	(296,622)	10.9
Maintenance, material and repairs	(89,648)	-	-	-	(89,648)	3.3
Passenger costs	(122,429)	-	-	-	(122,429)	4.5
Services provided	(38,808)	(29,079)	(97,138)	-	(165,025)	6.1
Sales and marketing	-	(148,254)	-	-	(148,254)	5.5
Landing fees	(186,566)	-	-	-	(186,566)	6.9
Depreciation and amortization	(167,961)	-	(6,239)	-	(174,200)	6.4
Sale-leaseback transactions (b)	-	-	-	103,395	103,395	(3.8)
Other operating expenses, net	(72,440)	(5,929)	(4,374)	-	(82,743)	3.1
Total	(2,337,202)	(190,466)	(287,820)	103,395	(2,712,093)	100.0

	Three-month period ended 09/30/2017
	Cost of services provided	Selling expenses	Administrative expenses	Other operating income, net	Total	%
	(Restated)

Salaries (a)	(308,041)	(12,874)	(158,306)	-	(479,221)	20.4
Aircraft fuel	(699,260)	-	-	-	(699,260)	29.8
Aircraft rent	(229,163)	-	-	-	(229,163)	9.8
Maintenance, material and repairs	(90,208)	-	-	-	(90,208)	3.8
Passenger costs	(109,254)	-	-	-	(109,254)	4.7
Services provided	(20,588)	(65,212)	(71,220)	-	(157,020)	6.7
Sales and marketing	-	(162,751)	-	-	(162,751)	6.9
Landing fees	(168,458)	-	-	-	(168,458)	7.2
Depreciation and amortization	(133,429)	-	(2,878)	-	(136,307)	5.8
Sale-leaseback transactions (b)	-	-	-	(1,989)	(1,989)	0.1
Other operating expenses, net	(20,341)	(10,421)	(80,891)	-	(111,653)	4.8
Total	(1,778,742)	(251,258)	(313,295)	(1,989)	(2,345,284)	100.0

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Nine-month period ended 09/30/2018
	Cost of services provided	Selling expenses	Administrative expenses	Other operating expenses, net	Total	%
Salaries (a)	(904,414)	(24,986)	(451,708)	-	(1,381,108)	18.5
Aircraft fuel	(2,740,143)	-	-	-	(2,740,143)	36.6
Aircraft rent	(800,979)	-	-	-	(800,979)	10.7
Maintenance, material and repairs	(288,754)	-	-	-	(288,754)	3.9
Passenger costs	(346,029)	-	-	-	(346,029)	4.6
Services provided	(113,959)	(88,376)	(237,239)	-	(439,574)	5.9
Sales and marketing	-	(428,207)	-	-	(428,207)	5.7
Landing fees	(542,128)	-	-	-	(542,128)	7.2
Depreciation and amortization	(472,424)	-	(17,424)	-	(489,848)	6.5
Sale-leaseback transactions (b)	-	-	-	279,481	279,481	(3.7)
Other operating expenses, net	(216,620)	(16,246)	(73,090)	-	(305,956)	4.1
Total	(6,425,450)	(557,815)	(779,461)	279,481	(7,483,245)	100.0

	Nine-month period ended 09/30/2017
	Cost of services provided	Selling expenses	Administrative expenses	Other operating expenses, net	Total	%
	(Restated)

Salaries (a)	(923,305)	(37,207)	(314,382)	-	(1,274,894)	18.7
Aircraft fuel	(2,064,800)	-	-	-	(2,064,800)	30.3
Aircraft rent	(712,609)	-	-	-	(712,609)	10.4
Maintenance, material and repairs	(310,605)	-	-	-	(310,605)	4.6
Passenger costs	(324,902)	-	-	-	(324,902)	4.8
Services provided	(61,349)	(169,807)	(201,666)	-	(432,822)	6.3
Sales and marketing	-	(404,714)	-	-	(404,714)	5.9
Landing fees	(487,963)	-	-	-	(487,963)	7.2
Depreciation and amortization	(352,460)	-	(9,411)	-	(361,871)	5.3
Sale-leaseback transactions (b)	-	-	-	(5,966)	(5,966)	0.1
Other operating expenses, net	(191,774)	(29,075)	(217,236)	-	(438,085)	6.4
Total	(5,429,767)	(640,803)	(742,695)	(5,966)	(6,819,231)	100.0

(a)     The Company recognizes compensation paid to members of the Audit Committee and the Board of Directors in the "Salaries" line item.

(b)    In the three- and nine-month periods ended September 30, 2018, the Company recorded net gains of R$103,395 and R$279,481, respectively arising from sale-leaseback transactions of eight aircraft traded in the period, together with deferred gains and losses arising from these transactions and transactions of aircraft traded between 2006 and 2009 (R$1,989 and R$5,966 related to deferred net losses with aircraft traded between 2006 and 2009 in the three- and nine-month periods ended September 30, 2017).

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

25. Financial income (expenses)

	Parent Company
	Three-month period ended		Nine-month period ended
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Financial income
Gain from derivatives	-	11,675	-	11,675
Gain from short-term investments	8,548	968	30,220	3,011
(-) Taxes on financial income (a)	(723)	(573)	(3,312)	(1,096)
Interest on loan agreement	30,437	17,621	63,497	54,629
Other	573	325	1,925	1,651
Total financial income	38,835	30,016	92,330	69,870

Financial expenses
Losses from derivatives	-	-	-	(581)
Interest on short and long-term debt	(98,993)	(69,500)	(254,235)	(194,534)
Bank charges and expenses	(14,990)	(12,005)	(21,902)	(17,850)
Notes prepayment expenses (b)	-	-	(54,105)	-
Other	(2,887)	(40,235)	(13,332)	(46,137)
Total financial expenses	(116,870)	(121,740)	(343,574)	(259,102)

Exchange rate variation, net	(100,993)	66,744	(504,264)	42,738

Total	(179,028)	(24,980)	(755,508)	(146,494)

	Consolidated
	Three-month period ended		Nine-month period ended
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Financial income
Gain from derivatives	6,001	33,520	8,567	34,867
Gain from short-term investments	87,995	22,777	170,934	71,675
Monetary variation	56,040	4,055	61,545	12,080
(-) Taxes on financial income (a)	(11,349)	(5,650)	(25,605)	(16,314)
Other	13,987	2,884	21,051	22,814
Total financial income	152,674	57,586	236,492	125,122

Financial expenses
Losses from derivatives	(697)	(1,305)	(9,986)	(26,643)
Interest on short and long-term debt	(184,713)	(168,108)	(523,408)	(573,688)
Bank charges and expenses	(29,217)	(27,136)	(54,287)	(43,605)
Notes prepayment expenses (b)	-	-	(54,104)	-
Other	(80,589)	(71,162)	(148,838)	(127,838)
Total financial expenses	(295,216)	(267,711)	(790,623)	(771,774)

Exchange rate variation, net	(243,345)	238,849	(1,310,862)	150,496

Total	(385,887)	28,724	(1,864,993)	(496,156)

(a) Relative to taxes on financial income (PIS and COFINS), according to Decree 8,426 of April 1, 2015.

(b) Refers to the total amount of the prepayment of Senior Notes II, III, V, VI and VII (for further information, see Note 17.3). Includes the write-off of costs from this debt totaling R$35,722.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

26. Segments

Operating segments are defined based on business activities from which it may earn revenues and incur expenses, the operating results of which are regularly reviewed by the Company’s relevant decision makers to evaluate performance and allocate resources to the respective segments. The Company holds two operating segments: flight transportation and the Smiles loyalty program.

The accounting policies of the operating segments are the same as those applied to the consolidated financial statements. Additionally, the Company has distinct natures between its two operating segments, so there are no common costs and revenues between operating segments.

The Company is the controlling shareholder of Smiles Fidelidade, and the non-controlling interests of Smiles Fidelidade was 47.3% as of September 30, 2018 and December 31, 2017.

The information below presents the summarized financial position of the reportable operating segments as of September 30, 2018 and December 31, 2017:

26.1.    Assets and liabilities of the operating segments

	09/30/2018
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	2,171,157	2,319,738	4,490,895	(980,959)	3,509,936
Noncurrent	7,412,231	257,731	7,669,962	(622,942)	7,047,020
Total assets	9,583,388	2,577,469	12,160,857	(1,603,901)	10,556,956

Liabilities
Current	7,160,648	1,343,994	8,504,642	(865,158)	7,639,484
Noncurrent	7,392,690	242,418	7,635,108	(216,741)	7,418,367
Total equity (deficit)	(4,969,950)	991,057	(3,978,893)	(522,002)	(4,500,895)
Total liabilities and equity (deficit)	9,583,388	2,577,469	12,160,857	(1,603,901)	10,556,956

	12/31/2017
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
	(Restated)		(Restated)	(Restated)	(Restated)
Assets
Current	2,389,146	1,901,672	4,290,818	(945,820)	3,344,998
Noncurrent	6,769,399	269,239	7,038,638	(378,888)	6,659,750
Total assets	9,158,545	2,170,911	11,329,456	(1,324,708)	10,004,748

Liabilities
Current	5,488,852	1,096,357	6,585,209	(815,589)	5,769,620
Noncurrent	7,131,078	202,835	7,333,913	(10,264)	7,323,649
Total equity (deficit)	(3,461,385)	871,719	(2,589,666)	(498,855)	(3,088,521)
Total liabilities and equity (deficit)	9,158,545	2,170,911	11,329,456	(1,324,708)	10,004,748

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

26.2.    Results of the operating segments

	09/30/2018
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated

Net revenue
Passenger (a)	7,343,669	-	7,343,669	304,611	7,648,280
Cargo and other (a)	307,500	-	307,500	(10,998)	296,502
Mileage revenue (a)	-	708,556	708,556	(442,852)	265,704
Cost of services provided (b)	(6,379,568)	(41,986)	(6,421,554)	(3,896)	(6,425,450)
Gross profit	1,271,601	666,570	1,938,171	(153,135)	1,785,036

Operating income (expenses)
Selling expenses	(593,834)	(84,828)	(678,662)	120,847	(557,815)
Administrative expenses (c)	(738,207)	(78,285)	(816,492)	37,031	(779,461)
Other operating income, net	279,481	38,106	317,587	(38,106)	279,481
Total operating expenses	(1,052,560)	(125,007)	(1,177,567)	119,772	(1,057,795)

Equity results	231,834	-	231,834	(231,474)	360

Operating result before financial result, net and income taxes	450,875	541,563	992,438	(264,837)	727,601

Financial income (expenses)
Financial income	153,429	179,179	332,608	(96,116)	236,492
Financial expenses	(885,443)	(1,296)	(886,739)	96,116	(790,623)
Exchange rate variation, net	(1,312,697)	1,835	(1,310,862)	-	(1,310,862)
Total financial result	(2,044,711)	179,718	(1,864,993)	-	(1,864,993)

Income (loss) before income taxes	(1,593,836)	721,281	(872,555)	(264,837)	(1,137,392)

Income and social contribution taxes	6,084	(240,004)	(233,920)	11,344	(222,576)
Net income (loss) for the period	(1,587,752)	481,277	(1,106,475)	(253,493)	(1,359,968)

Net income attributable to equity holders of the parent	(1,587,752)	253,493	(1,334,259)	(253,493)	(1,587,752)
Net income attributable to non-controlling interests of Smiles	-	227,784	227,784	-	227,784

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	09/30/2017
	Flight transportation	Smiles loyalty program (d)	Combined information	Eliminations	Total consolidated
	(Restated)
Net revenue
Passenger (a)	6,564,743	-	6,564,743	292,966	6,857,709
Cargo and other (a)	278,621	-	278,621	(73,713)	204,908
Mileage revenue (a)	-	664,924	664,924	(305,555)	359,369
Cost of services provided (b)	(5,420,304)	(33,022)	(5,453,326)	23,559	(5,429,767)
Gross profit	1,423,060	631,902	2,054,962	(62,743)	1,992,219

Operating income (expenses)
Selling expenses	(617,858)	(68,050)	(685,908)	45,105	(640,803)
Administrative expenses (c)	(689,737)	(56,252)	(745,989)	3,294	(742,695)
Other operating expenses, net	(5,966)	(3,435)	(9,401)	3,435	(5,966)
Total operating expenses	(1,313,561)	(127,737)	(1,441,298)	51,834	(1,389,464)

Equity results	331,639	-	331,639	(331,379)	260

Operating result before financial result, net and income taxes	441,138	504,165	945,303	(342,288)	603,015
Financial income (expenses)
Financial income	102,269	157,657	259,926	(134,804)	125,122
Financial expenses	(905,162)	(2,038)	(907,200)	135,426	(771,774)
Exchange rate variation, net	151,378	(884)	150,494	2	150,496
Total financial result	(651,515)	154,735	(496,780)	624	(496,156)

Income (loss) before income taxes	(210,377)	658,900	448,523	(341,664)	106,859

Income and social contribution taxes	225,092	(21,279)	203,813	4,939	208,752
Net income for the period	14,715	637,621	652,336	(336,725)	315,611

Net income attributable to equity holders of the parent	14,715	336,726	351,441	(336,725)	14,716
Net income attributable to non-controlling interests of Smiles	-	300,895	300,895	-	300,895

(a)   Eliminations are related to transactions between GLA and Smiles Fidelidade.

(b)   Includes depreciation and amortization expenses of R$472,424 in the nine-month period ended September 30, 2018, comprised by R$461,740 in flight transportation and R$10,684 in the Smiles loyalty program (R$342,772 and R$9,688 in the nine-month period ended September 30, 2017, respectively).

(c)   Includes depreciation and amortization expenses of R$17,424 in the nine-month period ended September 30, 2018, comprised by R$15,384 in flight transportation and R$2,040 in the Smiles loyalty program (R$9,059 and R$352 in the nine-month period ended September 30, 2017, respectively).

In the stand alone interim information forms of the subsidiary Smiles Fidelidade, which represents the segment Smiles Loyalty Program, and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under the perspective of Smiles Fidelidade, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and income and expenses, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, in addition to elimination entries, consolidating adjustments to adjust the accounting practices related to Smiles’ revenues. In this case, under the perspective of the consolidated financial statements, the mileages that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

27. Commitments

As of September 30, 2018, the Company had 133 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including contractual discounts, was R$66,814,669 (US$16,687,397), and are segregated as follows:

	Consolidated
	09/30/2018	12/31/2017
2019	1,351,809	1,117,604
2020	3,679,732	4,538,258
2021	5,215,120	6,198,259
2022	8,145,931	6,353,457
2023	9,058,235	6,524,408
Thereafter	39,363,842	20,358,396
Total	66,814,669	45,090,382

As of September 30, 2018, from the total orders mentioned above, the Company had the amount of R$11,004,215 (US$2,748,374) related to advances for aircraft acquisition to be disbursed, in accordance with the following schedule:

	Consolidated
	09/30/2018	12/31/2017
2018	118,455	316,215
2019	558,867	773,268
2020	843,978	848,003
2021	1,107,767	852,458
2022	1,292,020	866,119
2023	1,666,824	786,487
Thereafter	5,416,304	2,021,014
Total	11,004,215	6,463,564

The installment financed by long-term debt with aircraft guarantee through the U.S. Ex-Im Bank corresponds approximately to 85% of the aircraft total cost. Other establishments finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company performs payments related to aircraft acquisition through its own funds, short and long-term debt, cash provided by operating activities, short and medium-term lines of credit and supplier financing.

The Company leases its entire aircraft fleet through a combination of operating and finance leases. As of September 30, 2018, the total fleet leased was comprised of 120 aircraft, of which 95 were under operating leases and 25 were recorded as finance leases. During the nine-month period ended September 30, 2018, the Company returned 1 aircraft under operating lease contract. In addition, during the nine-month period ended September 30, 2018, the Company changed the classification of six finance lease agreements.

As of September 30, 2018, the Company recorded under current liabilities operating lease installments in the amount of R$152,037 and R$129,631 under noncurrent liabilities (R$28,387 under current liabilities and R$110,723 under noncurrent liabilities as of December 31, 2017).

On February 14 and November 27, 2017, the Company entered in sale-leaseback transactions for 10 aircraft with AWAS and GECAS. In the period ended September 30, 2018, the Company received two aircraft in relation to this operation and, pursuant to the agreement, the leases will have a 12-year term as of the arrival date of each aircraft. The remaining aircraft are expected to be delivered by August 2019. Under this agreement, AWAS and GECAS undertake to carry out all necessary disbursements to pay for advances based on the disbursement schedule of the aircraft acquisition agreement. Under the same agreement, the Company shall act as a guarantor for the transaction if AWAS and GECAS fail to comply with the commitments established in such agreements.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

27.1.             Operating leases

The future payments of non-cancelable operating lease contracts are denominated in U.S. dollars, and are as follows:

	Consolidated
	09/30/2018	12/31/2017
2018	281,746	858,508
2019	1,219,306	928,226
2020	1,162,386	888,944
2021	991,714	746,595
2022	850,239	630,477
2023	708,792	520,152
Thereafter	1,137,290	731,812
Total minimum lease payments	6,351,473	5,304,714

27.2.             Sale-leaseback transactions

In the nine-month period ended September 30, 2018, the Company recorded a net gain of R$279,024 arising from 8 aircraft sale-leaseback transactions and recognized R$457 related to net deferred gains from transactions carried out from 2006 to 2018.

28. Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, foreign currency and interest rate), credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Risk Committee in line with the Risk Management Policy approved by the Risk Policy Committee and submitted to the Board of Directors. The Risk Policy Committee sets guidelines and limits, monitors controls, including mathematical models used to continuously monitor exposures and possible financial effects, and also prevents the execution of speculative financial instruments transactions.

The Company does not hedge its total risk exposure, and is, therefore, subject to market fluctuations for a significant portion of its exposed assets and liabilities. Decisions on the portion to be protected consider the financial risks and the costs for such protection and are determined and reviewed at least quarterly in line with Risk Policy Committee strategies. The results from operations and the application of risk management controls are part of the monitoring process by the Risk Policy Committee and have been satisfactory to the proposed objectives.

The description of the consolidated account balances and the categories of financial instruments included in the statements of financial position as of September 30, 2018 and December 31, 2017 is as follows:

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Measured at fair value through profit or loss		Amortized cost (c)
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Assets
Cash and cash equivalents (a)	276,493	434,295	413,947	592,567
Short-term investments (a)	929,582	955,589	-	-
Restricted cash	313,807	268,047	-	-
Derivatives assets	161,735	40,647	-	-
Trade receivables	-	-	1,055,821	936,478
Deposits (b)	-	-	862,220	655,244
Other assets	-	-	137,658	123,721

Liabilities
Debt	-	-	8,004,244	7,105,667
Suppliers	-	-	1,744,435	1,471,150
Suppliers - Forfaiting	-	-	352,793	78,416
Derivatives liabilities	-	34,457	-	-
Operating leases	-	-	281,668	139,110

(a)     The Company manages its financial investments to pay its short-term operational expenses.

(b)    Excludes judicial deposits, as described in Note 10.

(c)     Items classified as amortized cost refer to credits, debt with private institutions which, in any early settlement, there are no substantial alterations in relation to the values recorded, except the amounts related to Perpetual Notes and Senior Notes, as disclosed in Note 17. The fair values approximate the book values, according to the short-term maturity period of these assets and liabilities. During the nine-month period ended September 30, 2018, there was no change on the classification between categories of the financial instruments.

As of September 30, 2018 and December 31, 2017, the Company did not have financial assets measured at fair value through profit or loss under “Other comprehensive income (loss)”.

The Company's derivative financial instruments were recognized as follows:

	Fuel	Interest rate	Total
Derivative assets (liabilities) as of December 31, 2017 (*)	40,647	(34,457)	6,190
Fair value variations
Losses recognized in profit or loss (a)	429	23	452
Gains recognized in other comprehensive income (loss)	126,146	26,000	152,146
Settlements (payments received) during the period	(16,246)	19,193	2,947
Derivative assets as of September 30, 2018 (*)	150,976	10,759	161,735

Changes in other comprehensive income (loss)
Balances as of December 31, 2017	35,505	(114,821)	(79,316)
Fair value adjustments during the period	150,114	26,000	176,114
Time value of options	(23,968)	-	(23,968)
Net reversal to profit or loss (b)	(52,988)	11,037	(41,951)
Balances as of September 30, 2018	108,663	(77,784)	30,879

Effects on profit or loss (a-b)	53,417	(11,014)	42,403

Recognized in operating income (expenses)	52,988	(9,166)	43,822
Recognized in financial income (expenses)	429	(1,848)	(1,419)

(*)  Classified as "Derivatives" rights or obligations, if assets or liabilities.

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC 48 - “Financial Instruments” (IFRS 9). As of September 30, 2018, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates) and jet fuel.

28.1.    Market risks

a)    Fuel risk

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. To mitigate the risk of fuel price, as of September 30, 2018, the Company held call options and WTI, Brent and Collar derivatives. In the nine-month period ended September 30, 2018, the Company recognized total gains of R$53,417 related to derivatives operations in the statement of income.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company uses different instruments to hedge its exposure to fuel prices, which are chosen based on factors such as market liquidity, market value of the items, levels of volatility, availability and margin deposit.  The main hedging instruments are futures, collars, swaps and options.

The Company’s Fuel Risk Management strategy is based on statistical models. Through the models developed, the Company is able to (i) measure the economic relationship between the hedging instrument and the hedged item, in order to assess whether the ratio between the jet fuel price and the international fuel price is behaving as expected; and (ii) properly define the hedge ratio in order to determine the appropriate volume to be contracted to hedge the fuel volume to be consumed in a given period.

The Company’s models take into consideration possible ineffectiveness factors that may impact its Risk Management strategies, such as a change in the way suppliers calculate jet fuel prices and a mismatch between the term of the hedging instrument and the hedged item.

In the nine-month period ended September 30, 2018, the Company held derivatives operations designated as “hedge accounting”.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

b)    Foreign currency risk

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed.

The Company’s foreign currency exposure is summarized below:

	Parent Company		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Assets
Cash, equivalents, short-term investments and restricted cash	404,303	834,873	544,829	1,215,716
Trade receivables	-	-	102,371	126,140
Deposits	-	-	862,220	655,244
Derivatives	-	-	161,735	40,647
Total assets	404,303	834,873	1,671,155	2,037,747

Liabilities
Short and long-term debt	4,742,912	4,034,975	5,654,677	4,593,169
Finance lease	-	-	1,288,289	1,476,151
Foreign currency suppliers	21,771	1,548	1,103,814	644,775
Derivatives	-	-	-	34,457
Operating leases	-	-	281,668	139,110
Total liabilities	4,764,683	4,036,523	8,328,448	6,887,662

Exchange exposure	4,360,380	3,201,650	6,657,293	4,849,915

Commitments not recorded in the statements of financial position
Future commitments resulting from operating leases	-	-	6,351,473	5,304,714
Future commitments resulting from firm aircraft orders	66,814,669	45,090,382	66,814,669	45,090,382
Total	66,814,669	45,090,382	73,166,142	50,395,096

Total foreign currency exposure - R$	71,175,049	48,292,032	79,823,435	55,245,011
Total foreign currency exposure - US$	17,776,430	14,598,559	19,936,421	16,700,427
Exchange rate (R$/US$)	4.0039	3.3080	4.0039	3.3080

The Company is mainly indexed to the U.S. dollar.

c)     Interest rate risk

The Company’s strategy to manage interest rate risk combines fixed and floating interest rates to determine whether it is necessary to increase or reduce its exposure to interest rates. The Company manages its exposure by determining the basis point value (“BPV”) of each agreement and uses volumes equivalent to the amount of BPVs necessary to achieve the goals proposed in the Risk Management for contracting derivatives.

Through statistical models, the Company measures the economic relationship between the hedging instrument and the hedged item, taking into consideration possible ineffectiveness factors, such as a mismatch between the term of the hedging instrument and the hedged item.

The Company is mainly exposed to lease transactions indexed to variations in the Libor rate until the aircraft is received. To mitigate such risks, the Company has derivative financial instruments of interest rate (Libor) swaps. During the nine-month period ended September 30, 2018, the Company recognized a total loss with interest hedging transactions in the amount of R$11,014 (loss of R$30,185 in the nine-month period ended September 30, 2017).

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

As of September 30, 2018 and December 31, 2017, the Company and its subsidiaries had interest rate swap derivatives recorded as hedge accounting.

28.2.    Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by cash and cash equivalents, short-term investments and trade receivables. Financial assets classified as cash, cash equivalents and short-term investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies. The financial institutions in which the Company concentrates more than 10% of its total financial assets are Itaú and Banco do Brasil. Other assets are diluted among other financial institutions, pursuant to the Company’s risk policy.  Trade receivables consists of amounts falling due from credit card operators, travel agencies, installment sales and government entities, which leaves the Company exposed to a small portion of the credit risk of individuals and other entities. The Company uses a provision matrix to calculate the provision for expected loss during the asset lifecycle, which considers historical data to determine the expected loss, through the segmentation of the receivables portfolio into groups that have the same behavior patterns, based on maturity dates. Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

a)     Liquidity risk

The Company is exposed to two distinct forms of liquidity risk: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating obligations at the maturity dates. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio term.

The schedules of financial liabilities held by the Company's consolidated financial liabilities on September 30, 2018 and December 31, 2017 are as follows:

	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total
Short and long-term debt	1,045,874	1,037,862	2,810,184	3,110,324	8,004,244
Suppliers	1,586,725	-	157,710	-	1,744,435
Suppliers - Forfaiting	352,793	-	-	-	352,793
Operating leases	152,037	-	129,631	-	281,668
As of September 30, 2018	3,137,429	1,037,862	3,097,525	3,110,324	10,383,140

Short and long-term debt	369,496	793,376	2,651,018	3,291,777	7,105,667
Suppliers	1,245,352	3,772	222,026	-	1,471,150
Suppliers - Forfaiting	78,416	-	-	-	78,416
Derivatives liabilities	34,457	-	-	-	34,457
Operating leases	28,387	-	110,723	-	139,110
As of December 31, 2017	1,756,108	797,148	2,983,767	3,291,777	8,828,800

28.3.    Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt. The table below shows the Company’s financial leverage as of September 30, 2018 and December 31, 2017:

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	09/30/2018	12/31/2017
		(Restated)
Total short and long-term debt	8,004,244	7,105,667
(-) Cash and cash equivalents	(690,440)	(1,026,862)
(-) Short-term investments	(929,582)	(955,589)
(-) Restricted cash	(313,807)	(268,047)
A - Net debt	6,070,415	4,855,169
B – Total deficit	(4,500,895)	(3,088,521)
C = (B + A) - Total capital and net debt	1,569,520	1,766,648

28.4.    Sensitivity analysis of financial instruments

The sensitivity analysis of financial instruments has been prepared in accordance with CVM Instruction 475/08 in order to estimate the impact on fair value of financial instruments entered by the Company in three scenarios for each risk variable: the most likely scenario in the Company's assessment (which is levels of demand remaining unchanged); a 25% deterioration (possible adverse scenario) in the risk variable; a 50% deterioration (remote adverse scenario).

The estimates presented do not necessarily reflect the amounts to be reported in future financial statements. The use of different methodologies and/or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis of foreign currency exposure, derivatives positions and interest rates on September 30, 2018 to market risks considered relevant by Management. In the tables, positive values are displayed as net asset exposures (assets higher than liabilities) and negative values are exposed liabilities (liabilities greater than assets).

Parent Company

a)    Foreign currency risk

As of September 30, 2018, the Company adopted the closing exchange rate of R$4.0039/US$1.00 as likely scenario. The table below shows the sensitivity analysis and the effect on profit or loss of exchange rate fluctuations in the exposure amount of the period as of September 30, 2018:

	Exchange rate	Effect on profit or loss
Net liabilities exposed to the risk of appreciation of the U.S. dollar (R$4.0039/US$1.00)	4.0039	(4,360,380)
Dollar depreciation (-50%)	2.0020	2,180,190
Dollar depreciation (-25%)	3.0029	1,090,095
Dollar appreciation (+25%)	5.0049	(1,090,095)
Dollar appreciation (+50%)	6.0059	(2,180,190)

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Consolidated

a)    Fuel risk

As of September 30, 2018, the Company had oil derivative agreements to hedge 70% of 12-month consumption. The probable scenarios used by the Company are the market curves at the close of September 28, 2018, both for derivatives that hedge against fuel price risk and derivatives that hedge against Libor interest rate risk. The table below shows the sensitivity analysis in U.S. dollars of the fluctuations in jet fuel barrel prices:

	Fuel		Libor
	US$/bbl (WTI)	R$ (000)	% p.a.	R$ (000)
Decline in prices/barrel (-25%)	36.6	(84,029)	1.54%	(84,484)
Decline in prices/barrel (-50%)	54.9	(295,956)	2.32%	(203,519)
Increase in prices/barrel (+25%)	91.6	596,017	3.86%	153,587
Increase in prices/barrel (+50%)	109.9	1,217,418	4.63%	272,623

b)    Foreign currency risk

As of September 30, 2018, the Company adopted the closing exchange rate of R$4.0039/US$1.00 as likely scenario. The table below shows the sensitivity analysis and the effect on profit or loss of exchange rate fluctuations in the exposure amount of the period as of September 30, 2018:

	Exchange rate	Effect on profit/loss
Net liabilities exposed to the risk of appreciation of the U.S. dollar (R$4.0039/US$1.00)	4.0039	(6,657,293)
Dollar depreciation (-50%)	2.0020	3,328,648
Dollar depreciation (-25%)	3.0029	1,664,324
Dollar appreciation (+25%)	5.0049	(1,664,324)
Dollar appreciation (+50%)	6.0059	(3,328,648)

c)     Interest rate risk

As of September 30, 2018, the Company holds financial investments and financial liabilities indexed to several rates, and position in Libor derivatives. In its sensitivity analysis of non-derivative financial instruments, it was considered the impacts on yearly interest of the exposed values as of September 30, 2018 (see Note 17) that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on profit or loss according to the scenarios presented below:

	Short-term investments net of financial debt (a)		Derivatives (c)
Risk	Increase in the CDI rate	Decrease in the Libor rate	Decrease in the Libor rate
Reference rates	6.39%	2.40%	2.40%
Exposure amount (probable scenario) (b)	323,239	(390,141)	10,759
Possible adverse scenario (+25%)	26,728	(11,696)	323
Remote adverse scenario (+50%)	32,074	(14,036)	387

(a)     Total invested and raised in the financial market at the CDI rate. A negative amount means more funding than investment.

(b)    Balances recorded on September 30, 2018.

(c)     Derivatives contracted to hedge the Libor rate variation embedded in the agreements for future delivery of aircraft.

The Company’s interest-rate hedging is presented below:

	2018	2019	2020	2021	2022	Total
Basis point value (“BPV”) - thousands	0	0	176	132	65	373
Aircraft to be delivered	3	8	8	11	16	46
Hedged percentage	0%	100%	55%	19%	0%	31%

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

•       Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

•       Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

•       Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of September 30, 2018 and December 31, 2017:

		09/30/2018		12/31/2017
	Fair value level	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	Level 2	276,493	276,493	434,295	434,295
Short-term investments	Level 1	26,681	26,681	32,701	32,701
Short-term investments	Level 2	902,901	902,901	922,888	922,888
Restricted cash	Level 2	313,807	313,807	268,047	268,047
Derivatives assets	Level 1	41,028	41,028	-	-
Derivatives assets	Level 2	120,707	120,707	40,647	40,647
Derivatives liabilities	Level 1	-	-	(34,457)	(34,457)

29. Liabilities from financing activities

The changes in liabilities from the Company’s financing activities in the nine-month periods ended September 30, 2018 and 2017 are as follows:

Parent Company

09/30/2018
					Non-cash changes
	Opening balance	Cash flow	Interest payments and loan costs	Treasury shares sold	Exchange variations, net	Provision for interest	Other	Closing balance
Short and long-term debt	4,034,975	(150,037)	(274,086)	-	852,651	279,409	-	4,742,912
Treasury shares	(4,168)	(15,929)	-	19,971	-	-	-	(126)
Shares to be issued	-	167	-	-	-	-	-	167
Capital stock	3,082,802	9,770	-	-	-	-	-	3,092,572
Obligations to related parties	135,010	17,958	-	-	4,589	7,112	1,403	166,072

09/30/2017
				Non-cash changes
	Opening balance	Cash flow	Interest payments	Provision for interest	Exchange variations, net	Closing balance
Share loan liabilities	-	93,145	-	13,831	-	106,976
Short and long-term debt	3,261,714	(179,021)	(18,859)	-	(94,313)	2,969,521
Shares to be issued	-	1,492	-	-	-	1,492
Capital stock	3,080,110	1,177	-	-	-	3,081,287

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Consolidated

09/30/2018
							Non-cash changes
	Opening balance	Cash flow	Dividends provisionfrom previous periods	Net income for the period	Interest payments and loan costs	Trea-sury shares sold	Share-based payments	Exchan-ge variation, net	Provision for interest	Other	Write-off of property, plant and equipment and intangible assets	Closing balance
Short and long-term debt	7,105,667	(201,128)	-	-	(384,605)	-	-	1,269,038	428,196	45,845	(258,769)	8,004,244
Treasury shares	(4,168)	(15,929)	-	-	-	19,971	-	-	-	-	-	(126)
Shares to be issued	-	167	-	-	-	-	-	-	-	-	-	167
Capital stock	3,082,802	9,770	-	-	-	-	-	-	-	-	-	3,092,572
Non-controlling interests from Smiles	412,013	(218,618)	46,930	227,784	-	-	385	-	-	600	-	469,094

09/30/2017
								Non-cash changes
	Opening balance	Cash flow	Net income for the period	Issuan-ces	Share-based payments	Provision for deposits	Interest payments	Effects of interest in subsidi-ary	Exchange variations, net	Provi-sion for interest	Other	Closing balance
Short and long-term debt	6,379,220	(289,692)	-	32,682	-	-	(436,153)	-	(151,861)	386,641	-	5,920,837
Share loan liabilities	-	93,145	-	-	-	-	13,831	-	-	-	-	106,976
Non-controlling interests from Smiles	293,247	(197,058)	300,894	-	152	-	-	6,851	-	-	(636)	403,450
Other liabilities	129,828	(51,226)			2,655	10,307	-	(5,875)	-	-	21,909	107,598
Shares to be issued	-	1,492	-	-	-	-	-	-	-	-	-	1,492
Capital stock	3,080,110	1,177	-	-	-	-	-	-	-	-	-	3,081,287

30. Insurance

As of September 30, 2018, insurance coverage by nature, considering the aircraft fleet in relation to the maximum reimbursable amounts indicated in U.S. dollars, along with Smiles’ insurance coverage, is as follows:

Aviation	In thousands of Brazilian Reais	In thousands of U.S. dollars
GLA
Guarantee - hull/war	340,332	85,000
Civil liability per event/aircraft (a)	3,002,925	750,000
Inventories (local) (b)	800,780	200,000
Smiles
Rent insurance (Rio Negro – Alphaville complex)	1,776	-
D&O liability insurance	100,000	-
Fire insurance (Property insurance Rio Negro – Alphaville complex)	12,747	-

(a)   In accordance with the agreed amount for each aircraft up to the maximum limit indicated.

(b)   Values per incident and annual aggregate.

Pursuant to Law No. 10,744 of October 9, 2003, the Brazilian government assumed the commitment to complement any civil-liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which GLA may be required to pay, for amounts exceeding the limit of the insurance policies effective since September 10, 2001, limited to the amount in Brazilian Reais equivalent to US$1.0 billion.

Notes to the interim financial information September 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

31. Subsequent events

As of October 1, 2018, through its subsidiary GLA, the Company carried out a partial early redemption of 14,086 debentures, totaling R$137,500 on the redemption date.

As of October 14, 2018, the Company announced the beginning of proceedings aimed at a corporate reorganization of the Group, with the purpose of not renewing the operating and backoffice services agreements with Smiles Fidelidade. This reorganization includes: (i) the creation, by GLA, of preferred shares, with increased economic rights in relation to its common shares; (ii) the sale of common shares issued by GLA to GLAI’s controlling shareholder, Fundo de Investimento em Participações Volluto; (iii) the merger of Smiles Fidelidade into GLAI, with the issue, to the shareholders of Smiles Fidelidade, of GLAI preferred shares of the class currently existing and a new class of redeemable preferred shares; (iv) the redemption of GLAI redeemable preferred shares, with payment in cash over a period of time to be determined; (v) the capital increase of GLA, through contribution, by GLAI, of assets and liabilities related to Smiles Fidelidade’s activities; and (vi) as a second step, GLAI’s migration to the Novo Mercado segment. The terms of the reorganization will be negotiated with the Company and an Independent Special Committee of Smiles Fidelidade, to be installed, and, when applicable, submitted for approval by the Company’s and Smiles Fidelidade’s shareholders.

According to the relevant fact of October 28, 2018, through its subsidiary GLA, the Company carried out its 7th issue of simple non-convertible debentures in a single series, with an additional backstop guarantee. A total of 88,750 debentures were issued, at the nominal unit value of R$10,000, totaling R$887,500 on the issue date. The debentures will have a maturity of three years as of the issue date, with interest of 120% of the CDI rate. The debentures will be amortized every six months in six equal installments as from March 28, 2019 and with quarterly interest payment. The proceeds from this 7th issue will be used to fully pay the remaining debt from GLA’s 6th issue of debentures in 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.